Exhibit 99.2
Management Proxy Circular
Cameco Corporation

Cameco Corporation
Management Proxy Circular
Table of Contents

Invitation to Shareholders	1
Notice of Annual and Special Meeting of Shareholders	2
Management Proxy Circular	3
Voting Rights and Solicitation of Proxies	3
Solicitation of Proxies	3
Appointment and Revocation of Proxies	3
Voting of Proxies	4
Voting Shares and Principal Holders of Shares	4
Confidentiality	4
Restrictions on Share Ownership and Voting	4
Shareholder Residency Declaration	5
Non-Registered Shareholders	5
Class B Shareholder	6
Business of the Meeting	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	14
Amendment to the Stock Option Plan	15
Disclosure of Compensation and Other Information	20
Compensation of Directors	20
Board and Committee Attendance of Directors	22
Annual Meeting Attendance of Directors	22
Directors’ Share Ownership	22
Report of the Human Resources and Compensation Committee on Executive Compensation	23
Performance Graph	36
Executive Compensation	37
Pension Plans	42
Senior Executive Employment Contracts	45
Indebtedness of Directors and Executive Officers	46
Corporate Governance	46
Summary of Corporate Governance Practices	46
Compliance with Certain NYSE Corporate Governance Standards	56
Communication with Independent Directors	57
Additional Items	57
Directors’ and Officers’ Liability Insurance	57
Submission Date for 2008 Shareholder Proposals	57
Delivery of Additional Information	57
Board Approval	58
Schedule A Interpretation	59

April 9, 2007
Dear Shareholder,
It is my pleasure to invite you to attend the annual and special meeting of Cameco’s shareholders to be held on Wednesday, May 16, 2007 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2006 and our plans for the future. If you plan to attend, please contact Karen Lendzyk at 306-956-6309 by May 10, 2007.
Included in this package are Cameco’s 2006 business review, 2006 financial review (for those shareholders who have requested a copy), notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.
I thank you for your interest and confidence in Cameco and I urge you to exercise your vote.
Sincerely,
“Victor J. Zaleschuk”
Victor J. Zaleschuk
Chair of the Board
RSVP to Karen Lendzyk at (306) 956-6309 by May 10, 2007
2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3
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MANAGEMENT PROXY CIRCULAR
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Dear Shareholder:
The annual and special meeting of the shareholders of Cameco Corporation will be held on Wednesday, May 16, 2007 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, in order to:
1.	receive the financial statements for the year ended December 31, 2006 and the auditors’ report on the statements;

2.	elect directors of the corporation to hold office until the close of the next annual meeting;

3.	appoint auditors of the corporation to hold office until the next annual meeting;

4.	consider and, if thought fit, pass a resolution, with or without variation, approving an amendment to Cameco’s Stock Option Plan; and

5.	transact such other business that may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The Board of Directors of Cameco have fixed April 3, 2007 as the record date to determine which shareholders are entitled to receive notice of, and to vote at, the annual and special meeting.
Cameco’s 2006 business review, 2006 financial review (for those shareholders who have requested a copy), a management proxy circular (circular) and a form of proxy accompany this notice of annual and special meeting. You should refer to the circular for details of the matters to be considered at the annual and special meeting.
If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, by (i) facsimile to 416-368-2502 or toll-free in North America to 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than prior to the commencement of the meeting on May 16, 2007.
BY ORDER OF THE BOARD OF DIRECTORS
“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President,
Governance, Legal and Regulatory Affairs,
and Corporate Secretary
Saskatoon, Saskatchewan
April 9, 2007
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MANAGEMENT PROXY CIRCULAR
VOTING RIGHTS AND SOLICITATION OF PROXIES
Solicitation of Proxies
This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual and special meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation has retained Georgeson Shareholder Communications Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $30,000. The record date to determine shareholders entitled to receive notice and vote at the meeting is April 3, 2007. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about April 9, 2007.
Unless otherwise indicated, the information in this circular is given as at March 12, 2007. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.
Appointment and Revocation of Proxies
Shareholders who are unable to attend the meeting and vote in person may still vote by appointing a proxy.
The persons named in the accompanying form of proxy are Gerald W. Grandey, President and Chief Executive Officer, and Gary M.S. Chad, Senior Vice-President, Governance, Legal and Regulatory Affairs and Corporate Secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust Company, by (i) facsimile to 416-368-2502 or toll-free in North America to 1-866-781-3111 or (ii) mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than prior to the commencement of the meeting on May 16, 2007.
A shareholder has the right to revoke a submitted proxy any time prior to its use. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation at 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
If your shares are held in the name of a nominee, please see the instructions under the heading of Non-Registered Shareholders.
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Voting of Proxies
The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder as indicated on the proxy, on any ballot that may be called for. If the shareholder has specified a choice in the proxy with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder’s instructions, shares represented by proxies received by management will be voted:
•	FOR the election as directors of the proposed nominees whose names are set forth in the following pages;

•	FOR the reappointment of KPMG LLP as auditors; and

•	FOR the amendment to Cameco’s Stock Option Plan;
all as more specifically described under the relevant sections of this circular.
The accompanying form of proxy confers discretionary authority on the persons named in it with respect to any amendments or variations to the matters identified in the notice of the meeting or other matters that may properly come before the meeting and the persons named in the accompanying proxy will vote on such matters in accordance with their judgment. At the date of this circular, management of Cameco (management) is not aware of any such amendments, variations or other matters which are to be presented for action at the meeting.
Voting Shares and Principal Holders of Shares
As of March 12, 2007, there were 352,411,852 common shares of the corporation (Cameco shares) outstanding, each share carrying, subject to the limitations described below under the heading Restrictions on Share Ownership and Voting, the right to one vote per share. The directors (Directors) of the corporation have fixed April 3, 2007 as the record date for the meeting. Only shareholders who are on record on that date are entitled to receive notice of and to attend and to vote at the meeting. As of September 30, 2006, Wellington Management Company, LLP had discretionary authority over 43,933,822 Cameco shares or approximately 12.51% of the Cameco shares. In addition, Cameco has been advised that Capital Group International Inc. and Capital Research Management Company have made certain filings under US securities laws relating to beneficial ownership of securities, which disclose that as of December 29, 2006 these entities respectively held approximately 7.2% and 7.4% of the outstanding Cameco shares.
Confidentiality
Proxies are counted and tabulated by CIBC Mellon Trust Company, the corporation’s transfer agent. This is done independently of the corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet applicable legal requirements.
Restrictions on Share Ownership and Voting
The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in Schedule A to this circular. The following is a summary of the constraints currently contained in the articles of the corporation (articles).
Individual Ownership Restriction
No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, Cameco shares to which are attached more than 25% of the votes that may ordinarily be cast to elect the Directors.
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Individual Non-Resident Ownership Restriction
No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, Cameco shares to which are attached more than 15% of the votes that may ordinarily be cast to elect the Directors.
Non-Resident Voting Restriction
The votes attaching to Cameco shares held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.
Enforcement of Restrictions on Share Ownership
To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.
The provisions of the ENL Reorganization Act allow the Board of Directors of Cameco (Board) to require the holders or other subscribers for Cameco shares and certain other persons to furnish declarations as to residence, ownership of Cameco shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any Cameco shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of Cameco shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.
The Board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The Board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the Board has reason to believe that contravention of the ownership restrictions has occurred.
If the Board determines that Cameco shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all Cameco shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the Cameco shares so held have been disposed of by the shareholder and Cameco has been so advised.
Shareholder Residency Declaration
Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.
Non-Registered Shareholders
Only registered holders of Cameco shares, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your Cameco shares are not registered in your name, they will be held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your Cameco shares. Consequently, in a mailing from your nominee, you will have received certain material relating to this meeting, including notice of the meeting, this circular and a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the Cameco shares they beneficially own. Each nominee has its own signing and return instructions,
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which you should carefully follow to ensure your Cameco shares will be voted. If you are a non-registered shareholder and wish to:
•	vote in person at the meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the meeting;
contact your nominee to discuss whether this is possible and what procedure to follow.
Class B Shareholder
The Province of Saskatchewan, as the holder of the Class B share (Class B Share), is entitled to receive notice of and to attend all meetings of shareholders, including meetings of any class or series thereof, but does not have the right to vote at any such meeting, other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the following executive officers: vice-chairman of the Board, Chief Executive Officer, chief operating officer, chief financial officer and president of Cameco, and substantially all of the senior officers (vice-presidents) of Cameco, must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders must be held at a place in the Province of Saskatchewan.
BUSINESS OF THE MEETING
A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.
A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding Cameco shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that, if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.
Financial Statements
Cameco’s consolidated financial statements for the year ended December 31, 2006 are included in Cameco’s 2006 financial review, which has been mailed to shareholders who have requested a copy.
Election of Directors
The number of Directors to be elected at the meeting is 14. The articles provide that the Board shall consist of a minimum of three Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that at the present time there will be 14 Directors.
The table below contains the names of the nominees for election as Directors. All nominees are presently Directors of Cameco. Unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. The form of proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.
If, for any reason, at the time of the meeting any of the nominees are unable to serve as a Director, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless
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the shareholder has directed that their Cameco shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed in accordance with the bylaws.
In 2006, consistent with developing corporate governance practices, the Board, on the recommendation of its nominating, corporate governance and risk committee (NCGRC), adopted a majority voting policy for the election of Directors at the annual shareholders’ meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the NCGRC. The NCGRC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Board will publicly disclose its decision to accept or reject the resignation within 90 days of the shareholders’ meeting, including the reasons for rejecting the resignation, if applicable. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the NCGRC or the Board regarding the resignation. If a resignation is accepted, the Board may appoint a new Director to fill the vacancy created thereby.
The information in the following table is as of March 12, 2007, except for Cameco and Centerra Gold Inc. (Centerra) securities ownership, which is as of December 31, 2006.

John S. Auston, 69 West Vancouver, British Columbia, Canada	John S. Auston, a corporate director, is a graduate of McGill University, with degrees in geology and mineral exploration, and Harvard University’s Program for Management Development. During a career of over 40 years in the minerals industry, he has been active in the exploration for and the development and operation of base metal, precious metal, uranium and coal mines in Canada, Australia and the United States. Most of this work was with the Selection Trust Group of London (a base metals and gold mining group of companies), which, in 1981, became the minerals arm of British Petroleum (a petroleum, petrochemicals, and minerals company). He was the President and Chief Executive Officer of Ashton Mining of Canada Inc. (a diamond exploration company) from 1996 to 2000 and President and Chief Executive Officer of Granges Inc. (a base metals and gold mining company) from 1993 to 1995. Mr. Auston is a director of Eldorado Gold Corporation (a gold mining company) and Centerra Gold Inc. (a gold mining company and Cameco subsidiary), which are both publicly traded companies.
Cameco Securities Ownership: Shares: 9,000 DSUs: 17,903 Options: 6,000 Centerra Share Ownership: 1,920

Cameco Board Details:

	•	Director since 1999.
	•	Member of the Reserves Oversight Committee (chair) and the Nominating, Corporate Governance and Risk Committee.
	•	Meets the Share Ownership Guidelines.
	•	Independent.

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John H. Clappison, 60 Toronto, Ontario, Canada	John H. Clappison, a corporate director, is the former Managing Partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP. Mr. Clappison is a fellow of the Institute of Chartered Accountants and worked with PricewaterhouseCoopers (or its predecessor firm) for 37 years. He currently serves on the boards of Rogers Communications Inc. (a communications and media company), Sun Life Financial Inc. and its subsidiary, Sun Life Assurance Company of Canada (international financial services organizations). He is also a director of the private company, Summitt Energy Holdings LLP, and is active with the Shaw Festival Theatre Endowment Foundation and St. Michael’s Hospital Foundation.

Cameco Securities Ownership: Shares: 1,000 DSUs: 898 Options: 0 Centerra Share Ownership: 0	Cameco Board Details:
	•	Director since January 2006.
	•	Member of the Audit Committee (and is the committee's designated financial expert), the Safety, Health and Environment Committee, and the Reserves Oversight Committee.
	•	Has until 2011 to meet the Share Ownership Guidelines.
	•	Independent.

Joe F. Colvin, 64 Kiawah Island, South Carolina, USA	Joe F. Colvin, a corporate director, is the President Emeritus of the Nuclear Energy Institute Inc. (the US nuclear energy industry’s Washington-based policy organization). Mr. Colvin was elected as President Emeritus in February 2005, after serving as the Institute’s President and Chief Executive Officer for nine years from 1996 to 2005. Prior to that, he was the Executive Vice-President and Chief Executive Officer of the Nuclear Energy Institute Inc. from 1994 to 1996. Mr. Colvin is also a director of the Foundation for Nuclear Studies and a member of Hollings Cancer Center’s Citizens Advisory Council at the Medical University of South Carolina. Mr. Colvin holds a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.
Cameco Securities Ownership: Shares: 6,000 DSUs: 70,532 Options: 0	Cameco Board Details:
	•	Director since 1999.
Centerra Share Ownership: 0	•	Member of the Safety, Health and Environment Committee (chair) and the Nominating, Corporate Governance and Risk Committee.
	•	Meets the Share Ownership Guidelines.
	•	Non-Independent (see Corporate Governance — Summary of Corporate Governance Practices — Independence of the Board of Directors at page 51).

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Harry D. Cook, 63 La Ronge, Saskatchewan, Canada Cameco Securities Ownership: Shares: 12,000 DSUs: 27,958 Options: 36,000	Harry D. Cook, a corporate director, was the Chief of the Lac La Ronge Indian Band, for 18 years, retiring on March 31, 2005. In his role as Chief, Mr. Cook was instrumental in the Kitsaki Development Corporation partnering with a number of First Nations and Métis communities to develop business ventures, which now consists of 30 companies and 14 businesses with over $70 million in annual revenues, including a large trucking enterprise, a catering service, hotels, an insurance company, a wild-rice business, a mining services business and an environmental services business. Mr. Cook is currently a director on the National Aboriginal Economic Development Board and, in February 2007, was named to the Aboriginal Business Hall of Fame by the Canadian Council for Aboriginal Business.

Cameco Board Details:

	•	Director since 1992.
Centerra Share Ownership: 0	•	Member of the Safety, Health and Environment Committee, the Nominating, Corporate Governance and Risk Committee and the Reserves Oversight Committee.
	•	Meets the Share Ownership Guidelines.
	•	Independent.

James R. Curtiss, 53 Brookeville, Maryland, USA Cameco Securities Ownership: Shares: 15,600 DSUs: 75,707 Options: 21,300	James R. Curtiss is a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrates his practice in energy policy and nuclear regulatory law. He was also a Commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. He currently serves on the board of Constellation Energy Group (a large US publicly traded supplier of electricity to commercial and industrial customers). Mr. Curtiss is also on the Nuclear Oversight Board for Southern California Edison’s San Onofre Nuclear Generation Station. Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska. Mr. Curtiss is a frequent speaker at nuclear industry conferences and has spoken on topics that include licensing and regulatory reform, advanced reactors, and fuel cycle issues. In November 2006, Mr. Curtiss attended a three-day executive education course in the corporate governance series at the Harvard Business School entitled, “Compensation Committees: New Challenges, New Solutions”.

Centerra Share Ownership: 0	Cameco Board Details:

	•	Director since 1994.
	•	Member of the Human Resources and Compensation Committee (chair) and the Safety, Health and Environment Committee.
	•	Meets the Share Ownership Guidelines.
	•	Independent.

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George S. Dembroski, 72 Toronto, Ontario, Canada Cameco Securities Ownership: Shares: 1,800 DSUs: 23,419 Options: 81,600 Convertible Debentures: $50,000 Centerra Share Ownership: 15,000	George S. Dembroski, a corporate director, is the former Vice-Chairman and director of RBC Dominion Securities Limited (an investment dealer). He currently serves on the boards of the following publicly traded companies: Electrohome Limited (an investment company), Middlefield Bancorp Limited (a merchant banking company), Murphy Oil Corporation (an energy company)and its subsidiary Berkana Energy Corp. (an energy company). He is also a director of the Canadian Opera Company. Mr. Dembroski has been a chartered accountant since 1959 and holds a Bachelor of Arts in business administration from the University of Western Ontario.

Cameco Board Details:

•        Director since 1996.
•        Member of the Nominating, Corporate Governance and Risk Committee (chair) and the Human Resources and Compensation Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

Gerald W. Grandey, 60 Saskatoon, Saskatchewan, Canada Cameco Securities Ownership: Shares: 246,000 DSUs: 0 PSUs: 108,000 Options: 1,130,000 Centerra Share Ownership: 18,000	Gerald W. Grandey is the President and Chief Executive Officer of Cameco Corporation. He currently serves on the boards of Nuclear Energy Institute Inc., Canadian Nuclear Association, Bruce Power Inc. and Centerra Gold Inc. (a publicly traded gold mining company and a Cameco subsidiary). Mr. Grandey has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.

Cameco Board Details:

•        Director since 2000.
•        Not a member of any Board committee due to being President and Chief Executive Officer of Cameco.
•        Meets the Share Ownership Guidelines.
•        Non-Independent (President and Chief Executive Officer of Cameco).

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Nancy E. Hopkins, 52 Saskatoon, Saskatchewan, Canada Cameco Securities Ownership: Shares: 13,200 DSUs: 6,720 Options: 63,900 Centerra Share Ownership: 0	Nancy E. Hopkins, Q.C. is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. She is currently the board chair of SGI Canada (a Saskatchewan Crown Corporation) and also serves on the boards of Saskatoon Airport Authority (an airport authority), and Growthworks Canadian Fund Inc. (a venture capital fund). Ms. Hopkins also serves on, and is the Vice-Chair of, the board of governors of the University of Saskatchewan. She has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins is an honourary member of the Institute of Chartered Accountants of Saskatchewan.

Cameco Board Details:

•        Director since 1992.
•        Member of the Audit Committee (chair) and the Nominating, Corporate Governance and Risk Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

Oyvind Hushovd, 57 Kristiansand S, Norway Cameco Securities Ownership: Shares: 0 DSUs: 12,906 Options: 0 Centerra Share Ownership: 0	Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the President and Chief Executive Officer of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. He currently serves on the boards of the following publicly traded companies: Western Oil Sands Inc. (an oil sands company), Inmet Mining Corporation (a precious and base metals producing company) and Lionore Mining International Limited (an international mining company). Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.

Cameco Board Details:

•        Director since 2003.
•        Member of the Audit Committee, the Human Resources and Compensation Committee and the Reserves Oversight Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

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J. W. George Ivany, 68 Kelowna, British Columbia, Canada Cameco Securities Ownership: Shares: 0 DSUs: 18,723 Options: 12,000 Centerra Share Ownership: 6,000	J. W. George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in chemistry and physics and a diploma in education from the Memorial University of Newfoundland. He received a Master of Arts degree in physics education from the Teachers College, Columbia University and a PhD in secondary education from the University of Alberta. Dr. Ivany is also a director on the boards of the Canada West Foundation and Central Okanagan Foundation.

Cameco Board Details:

•        Director since 1999.
•        Member of the Audit Committee, Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

A. Anne McLellan, 56 Edmonton, Alberta, Canada Cameco Securities Ownership: Shares: 0 DSUs: 291 Options: 0 Centerra Share Ownership: 0	The Honourable A. Anne McLellan, P.C. is a former deputy prime minister of Canada and has held several senior cabinet positions including federal minister of natural resources, minister of health, minister of justice and attorney general of Canada, and federal interlocutor of Métis and non-status Indians. Prior to entering politics in 1993, Ms. McLellan was a law professor and administrator at the University of Alberta. Since leaving politics, she has been appointed distinguished scholar in residence at the University of Alberta in the Institute for United States Policy Studies and counsel in the national law firm of Bennett Jones, LLP. Ms. McLellan currently serves on the boards of the following publicly traded companies: Nexen Inc. (an independent global energy and chemicals company) and Agrium Inc. (a global producer and marketer of agricultural nutrients and industrial products). She holds a Bachelor of Arts degree and a Law degree from Dalhousie University, and a Master of Laws degree from King’s College, University of London. She was admitted to the Bar of Nova Scotia in 1976. Ms. McLellan is currently enrolled in the Directors Education Program with the ICD Corporate Governance College and expects to complete the program in 2007.

Cameco Board Details:

•        Director since December 2006.
•        Member of the Human Resources and Compensation Committee, the Nominating, Corporate Governance and Risk Committee and the Safety, Health and Environment Committee.
•        Has until 2011 to meet the Share Ownership Guidelines.
•        Independent.

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A. Neil McMillan, 55 Saskatoon, Saskatchewan, Canada Cameco Securities Ownership: Shares: 600 DSUs: 11,846 Options: 0 Centerra Share Ownership: 0	A. Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc. (a Saskatchewan based gold mining and oil and gas producing company). He currently serves on the boards of the following publicly traded companies: Claude Resources Inc. and Shore Gold Inc. (a precious metals and gems exploration company). He formerly served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production company). Mr. McMillan received a Bachelor of Arts degree in history and sociology from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Prior to joining Claude Resources Inc. in 1995, Mr. McMillan worked with RBC Dominion Securities as a registered representative and the Saskatoon branch manager.

Cameco Board Details:

•        Director since 2002.
•        Member of the Reserves Oversight Committee, the Audit Committee and the Safety, Health and Environment Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

Robert W. Peterson, 69 Regina, Saskatchewan, Canada Cameco Securities Ownership: Shares: 16,440 DSUs: 6,720 Options: 6,000 Centerra Share Ownership: 0	The Honourable Robert W. Peterson is a member of the Senate of Canada having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., (a diversified corporation involved in real estate development, investor fund management and property management). He currently serves on the board of General Properties Ltd. (a publicly traded real estate and operating company located in Calgary, Alberta). Senator Peterson received a Bachelor of Science degree in civil engineering from the University of Saskatchewan.

Cameco Board Details:

•        Director since 1994.
•        Member of the Audit Committee, the Safety, Health and Environment Committee and the Human Resources and Compensation Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

Victor J. Zaleschuk, 63 Calgary, Alberta, Canada Cameco Securities Ownership: Shares: 6,000 DSUs: 26,303 Options: 36,000 Convertible Debentures: $50,000 Centerra Share Ownership: 6,000	Victor J. Zaleschuk, a corporate director, is the Chair of the Board of Cameco. He is the former President and Chief Executive Officer of Nexen Inc. (a publicly traded independent global energy and chemicals company). He currently serves on the boards of the following publicly traded companies: Nexen Inc. and Agrium Inc. (a global producer and marketer of agricultural nutrients and industrial products). Mr. Zaleschuk has been a chartered accountant since 1967 and holds a Bachelor of Commerce degree from the University of Saskatchewan.

Cameco Board Details:

•        Director since 2001. Chair since April 11, 2003.
•        Member of the Human Resources and Compensation Committee, the Nominating, Corporate Governance and Risk Committee and the Reserves Oversight Committee.
•        Meets the Share Ownership Guidelines.
•        Independent.

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Individual Director compensation earned in 2006, a record of attendance by Directors at its annual meeting and meetings of the Board and its committees during 2006, and a description of each Director’s Cameco share and deferred share unit (DSU) ownership as of the end of 2005 and 2006 is disclosed under the heading Disclosure of Compensation and Other Information — Compensation of Directors.
Director Committee Membership and Independence

COMMITTEES (NUMBER OF MEMBERS)
Human
			Nominating,	Safety,	Resources
		Reserves	Corporate	Health and	and
	Audit	Oversight	Governance and Risk	Environment	Compensation
	Committee	Committee	Committee	Committee	Committee
Directors	(6)	(6)	(7)	(6)	(6)
Independent Directors
John S. Auston		Chair	✓
John H. Clappison	✓	✓		✓
Harry D. Cook		✓	✓	✓
James R. Curtiss				✓	Chair
George S. Dembroski			Chair		✓
Nancy E. Hopkins	Chair		✓
Oyvind Hushovd	✓	✓			✓
J.W. George Ivany	✓		✓		✓
A. Anne McLellan[1]			✓	✓	✓
A. Neil McMillan	✓	✓		✓
Robert W. Peterson	✓			✓	✓
Victor J. Zaleschuk		✓	✓		✓
Non-Independent Directors
Joe F. Colvin[2]			✓	Chair
Gerald W. Grandey

Note:

1.	As Ms. McLellan was appointed to the Board in December 2006, she was not a member of any committees in 2006. Ms. McLellan attended all committee meetings held in December 2006 for orientation purposes and received committee attendance fees for such meetings. On February 6, 2007, Ms. McLellan was appointed to the Human Resources and Compensation Committee, the Nominating, Corporate Governance and Risk Committee and the Safety, Health and Environment Committee.

2.	For further information on Mr. Colvin’s independence see Corporate Governance — Summary of Corporate Governance Practices — Independence of the Board of Directors at page 51.
Interlocking Directorships
Mr. Zaleschuk and Ms. McLellan serve together on the boards of directors of Agrium Inc. and Nexen Inc.
Appointment of Auditors
Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the corporation, to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time, the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.
CAMECO MANAGEMENT PROXY CIRCULAR          14

For fiscal years ended December 31, 2006 and December 31, 2005, KPMG LLP and its affiliates were paid by Cameco and its subsidiaries the following fees:

	2006	2005
Audit fees:
Cameco and Canadian joint ventures	$834,000	$389,000
Cameco — securities	—	100,000
Centerra and other subsidiaries	895,200	574,800

	$1,729,200	$1,063,800

Audit — related fees:
Bruce Power Reorganization	$—	$70,000
Sarbanes-Oxley 404 Scoping Project	90,000	35,000
Translation services	—	10,000
Pensions and other	8,500	7,500
Zircatec — specified procedures	50,000	—

	$148,500	$122,500

Tax:
Compliance	$167,500	$160,400
Planning and advice	51,700	36,400

	$219,200	$196,800

Total	$2,096,900	$1,383,100

As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors, including the tax and all other fees noted above, in order to ensure the independence of the external auditors. Unless a type of service to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair or, in the absence of the committee chair, a member of the audit committee as designated by the audit committee or Board. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
Amendment to the Stock Option Plan
The Board has approved amendments to Cameco’s Stock Option Plan (Option Plan), subject to shareholder approval, to (i) implement detailed amendment provisions, setting out the types of amendments to the Option Plan that will require shareholder approval; and (ii) provide for the automatic extension of stock options granted under the Option Plan (options), which would expire during a blackout period to 10 days following the end of the blackout period.
In addition, the Option Plan has been amended to restrict the number of Cameco shares which may be issued to insiders of the corporation under the Option Plan in accordance with the Toronto Stock Exchange (TSX) rules relating to security based compensation plans.
Background
The Option Plan was originally implemented in 1992 and provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation which is tied to the market value of Cameco shares. There were 522 participants in the Option Plan in 2006 (with 652 participants anticipated for 2007) ranging from senior executives to first line supervisory employees. The human resources and compensation committee (HRCC) believes that the granting of options is an effective way to support the achievement of Cameco’s performance objectives, ensure executive and employee commitment to the
15     CAMECO MANAGEMENT PROXY CIRCULAR

longer term interests of Cameco and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of Cameco and its subsidiaries.
Terms of Cameco’s Option Plan
Options may be granted under the Option Plan to such employees (including executive officers) of Cameco and its subsidiaries as the Board may from time to time determine. Commencing in 2003, Directors ceased to be eligible for grants of options under the Option Plan. The last option award made to Directors was for their 2002 performance. The Option Plan does not include stock appreciation rights. In 2006, the Board amended the Option Plan to provide that no participant may purchase Cameco shares pursuant to the Option Plan which, in the aggregate, represent more than 5% of the issued and outstanding Cameco shares.
Options granted under the Option Plan are non-assignable.
Options granted under the Option Plan have a term of eight years and vest at the rate of one-third per year, commencing on the anniversary of the date of the grant. Options granted before 1999 expire ten years after the date of the grant.
Prior to 1999, loans were made under the Option Plan in connection with the exercise of certain options. This practice was discontinued commencing in 1999.
The exercise price of an option under the Option Plan is fixed by the Board at the time of grant. In 2006, the Board amended the Option Plan provisions respecting exercise price. Previously, the Option Plan required that the exercise price be not less than the volume weighted average trading price of Cameco shares on the TSX for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of Cameco shares traded for such period. The amended provisions respecting exercise price require that the exercise price be not less than the closing price on the day immediately preceding the date of grant. This change was made to align the requirements respecting the exercise price with certain US deferred compensation rules applicable to US taxpayers who are participants in the Option Plan.
Under the Option Plan, if a participant’s employment ceases by reason of disability, death or retirement, all unvested options held by that participant will continue to vest in accordance with their terms for three years following the participant’s termination date and all vested options will be exercisable for three years following the termination date. If a participant’s employment is terminated for cause, unvested options will expire immediately and all vested options will be exercisable for the 30 days immediately following the participant’s termination date. In all other cases of cessation of employment (except as provided in certain senior officers’ employment contracts), all unvested options will continue to vest in accordance with their terms for 90 days immediately following a participant’s termination date and all vested options will be exercisable for 90 days immediately following the participant’s termination date, or such longer period as the Board or the HRCC in its discretion determines, provided that such period is not longer than the earlier of three years or the original term of the unexercised options. Please see the disclosure under the heading Senior Executive Employment Contracts.
For additional information on the Option Plan, please see Executive Compensation — Stock Options.
Proposed Amendments to the Option Plan
Amendment Providing Specific Amendment Provisions
Currently, the Board, upon the advice of the HRCC and subject to any regulatory approval, has the power under the Option Plan, to amend, suspend or terminate the Option Plan at any time without shareholder approval, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination.
Amendments to the TSX Company Manual effective January 1, 2005 required companies to implement amendment provisions which specify the types of amendments that can be made to their security-based compensation
CAMECO MANAGEMENT PROXY CIRCULAR     16

arrangements without shareholder approval. In TSX Staff Notice 2004-0002, published in 2004, the TSX provided administrative relief which permitted plans with a general amendment provision, such as the Option Plan, to make housekeeping and certain other amendments. In TSX Staff Notice 2006-0001, published on June 6, 2006, the TSX withdrew the administrative relief and advised companies that, effective June 30, 2007, companies which did not have detailed amendment provisions in their security-based compensation arrangements could only make amendments to their security-based compensation arrangements, including “housekeeping” amendments, with shareholder approval.
In response to this development, on February 6, 2007 and March 16, 2007, the Board approved amendments to the Option Plan, subject to shareholder approval, to specify those amendments to the Option Plan that can be made by the Board that require shareholder approval. The proposed amendment is set out below under the heading Shareholder Approval.
The Board considers that the proposed amendment will allow matters of an administrative or technical nature to be dealt with in a timely and expeditious manner, while requiring shareholder approval for amendments that substantially alter the terms of the Option Plan and options granted pursuant to the Option Plan. The proposed amendment will allow the same amendments to be made without shareholder approval as were permitted by TSX Staff Notice 2004-0002.
Amendment Providing For an Automatic Ten-Day Extension
Currently, options granted pursuant to the Option Plan usually have a term of eight years and vest at the rate of one-third per year, commencing on the anniversary of the date of grant. Options granted before 1999 expire ten years after the date of grant. Prior to the expiry of an option at the end of an eight or ten-year period, an option holder generally may exercise an option at any time after the option vests, except during a blackout period or when the option holder has material undisclosed information.
Effective January 1, 2005, subsection 613(h)(iii) of the TSX Company Manual was amended to require shareholder approval on a disinterested basis in order to extend the term of an option or options benefiting insiders. The effect of subsection 613(h)(iii) is that participants whose options expire during a blackout period are therefore precluded from exercising their options during that period and may be unable to exercise an option prior to its expiry date. The TSX Staff Notice 2006-0001 recognizes that many listed issuers have self-imposed blackout periods, which the TSX recognizes are an example of good governance. The TSX stated that subsection 613(h)(iii) was not intended to penalize positive corporate behaviour. Accordingly, the TSX Staff Notice 2006-0002 provides that the expiry date of an option which expires during a blackout period may be extended to a date shortly after the end of the blackout period. Accordingly, on February 6, 2007 and March 16, 2007, the Board approved amendments to the Option Plan, subject to shareholder approval, to provide for an automatic extension to ten days following the end of a blackout period for the term of options that would otherwise expire during a blackout period.
Recommendation
The Board recommends that shareholders vote for the resolution approving the above-described amendments to the Option Plan. Cameco shares represented by proxies in favour of management will be voted in favour of these amendments, unless a shareholder has specified in his or her proxy that his or her Cameco shares are to be voted against the approval of the amendments.
Shareholder Approval
The rules of the TSX require that the above-described amendments to the Option Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of Cameco shares present or represented by proxy at the meeting.
Shareholders will be asked at the meeting to pass the following resolution with or without variation relating to the foregoing amendments:
17     CAMECO MANAGEMENT PROXY CIRCULAR

BE IT RESOLVED THAT:

1.	The current amendment provisions of the Option Plan, which provides as follows:
The Board, upon the advice of the Committee and subject to regulatory approval, may at any time and from time to time amend, suspend or terminate the Plan in whole or in part. No such amendment, suspension or termination shall adversely affect the rights under any grants theretofore made, without the consent of the Participants to whom such grants were made.
be deleted and replaced with the following:
The Board may amend, suspend or terminate this Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of any applicable stock exchange), if any, that require the approval of shareholders or any governmental or regulatory body. However, except as expressly set forth herein, no action of the Committee, Board or shareholders shall adversely alter or impair the rights of a Participant without the consent of the affected Participant, under any Option previously granted to the Participant.
The Board may make amendments to the Plan or any Option outstanding thereunder without shareholder approval except for the following types of amendments:
(a)	any amendment to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	any amendment to the Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(c)	any amendment which would result in the exercise price for any Option granted under the Plan being lower than the fair market value of the Common Shares at the time the Option is granted, other than as expressly provided for in sections 11 (standard adjustment provision in connection with stock dividends or splits, recapitalizations, consolidations or other fundamental corporate changes) or 13 (provisions addressing the assumption or substitution and treatment of Options on a change of control or other similar transactions and powers of the Board to make certain amendments in such circumstances) of the Plan;

(d)	any amendment which reduces the exercise price or purchase price of an Option, other than as expressly provided for in sections 11 (standard adjustment provision in connection with stock dividends or splits, recapitalizations, consolidations or other fundamental corporate changes) or 13 (provisions addressing the assumption or substitution and treatment of Options on a change of control or other similar transactions and powers of the Board to make certain amendments in such circumstances) of the Plan (provided that, for greater certainty, a cancellation and reissue of an Option at a lower exercise price will be considered a reduction in the exercise price of an Option);

(e)	any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing participation of Insiders;

(f)	any amendment extending the term of an Option beyond its original expiry date except an extension of an Option that would otherwise expire during a Blackout Period to ten days following the end of the Blackout Period;

(g)	the addition of awards of deferred or restricted share units or any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
CAMECO MANAGEMENT PROXY CIRCULAR     18

(h)	any amendment permitting Options to be transferred other than by testate or intestate succession;

(i)	any amendment permitting the addition or modification of a cashless exercise feature, payable in cash or Common Shares, unless it provides for a full deduction of the number of underlying Common Shares from the Plan reserve; and

(j)	any amendment required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of any applicable stock exchange).
2.	The following provision be added to the Option Plan:
Notwithstanding any other provision of this Plan, each Option that would expire during or within ten (10) days immediately following a Blackout Period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the Blackout Period.
3.	The following definition be added to the Option Plan:
“Blackout Period” means the period imposed by the Corporation, during which Eligible Persons or such additional or other individuals as may be specified in accordance with the policy of the Corporation in effect from time to time may not trade in the Corporation’s securities, but does not include any period when a regulator has halted trading in the Corporation’s securities;
4.	Such other incidental changes as are necessary to implement the amendments to the Option Plan as provided for above.

5.	Any officer or Director of Cameco Corporation be and is hereby authorized for and on behalf of Cameco Corporation to execute, whether under the corporate seal of Cameco Corporation or otherwise, and deliver all such documents and instruments, and to do all such acts or things, as may be necessary or desirable to give effect to the foregoing.
To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the foregoing resolution.
A copy of the amended Option Plan may be obtained from Cameco’s website at www.cameco.com or by writing to: Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Investor, Corporate and Government Relations Department. Copies of the amended Option Plan will also be available at the meeting.
19     CAMECO MANAGEMENT PROXY CIRCULAR

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Compensation of Directors
In order to provide competitive remuneration and recognize the increasing complexity of Cameco’s business, the Board, on the recommendation of the HRCC, made significant changes to Director remuneration, which took effect in 2005 and remain in effect for 2007. The Board believes these changes, in particular the 2005 Director share ownership guidelines, along with the requirement that 60% of a Director’s annual retainer be paid in DSUs and that options are no longer awarded to Directors, results in the enhanced alignment of the interests of members of the Board with those of the shareholders. The HRCC will be reviewing Director remuneration again in 2007.
Cameco’s Director remuneration philosophy is intended to:
•	recruit and retain qualified individuals to serve as members of the Board and contribute to its success;

•	align the interests of members of the Board with those of Cameco’s shareholders by ensuring Directors have a significant “at risk” component of their total compensation; and

•	position Directors’ compensation at or slightly above the median of the market.
In 2004, the HRCC engaged an independent consultant, Mercer Human Resource Consulting (Mercer), which assisted with its review of executive compensation practices. This review benchmarked Director compensation to the compensation comparator groups used for benchmarking executive compensation in that year, as well as to the TSX 100 companies (the predecessor to the TSX 60) and other publicly traded companies. Mercer reviewed the competitiveness of the overall annual compensation package, taking into account Directors’ committee participation and the frequency of Board and committee meetings, as well as the competitiveness of certain aspects of Director remuneration, including annual retainers, meeting fees, travel policies and share ownership guidelines. For further details on the compensation comparator groups, please see Report of the Human Resources and Compensation Committee on Executive Compensation — Total Compensation Strategy — Compensation Comparator Groups and Market Positioning.
Mercer’s findings indicated that Cameco’s Director compensation was not competitive with current market practice. As a result, the HRCC recommended and the Board approved changes to Directors’ compensation effective from 2005, which included increases in their annual retainers, revisions to the travel policy and amendments to the share ownership guidelines for Directors. These changes positioned Directors’ compensation slightly above the median of the compensation comparator groups.
The following table shows the current Directors’ compensation program:

Non-Executive Chair Retainer	$175,000 paid $70,000 in cash and $105,000 in DSUs

Board Member Retainer	$65,000 paid $26,000 in cash and $39,000 in DSUs

Committee Chair Annual Retainers	$12,500 for audit and $7,000 for others

Committee Member Retainer	$3,500 per committee

Meeting Fees	$2,000 per meeting for audit and $1,500 for others

Travel Fees	Per incidence of travel:
Greater than 1,000 km within Canada $1,500 Cdn
From the US $1,500 US
Outside of North America $2,500 US

Share Ownership Guidelines	Three times annual retainer. Five years to meet obligation. 60% of annual retainer must be in the form of DSUs even if the share ownership guideline is met.
Directors are compensated for their services as Directors by cash and DSUs. Mr. Grandey, who is the President and Chief Executive Officer of Cameco, does not receive any fees for serving as a Director. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as Directors. Fees payable to the three non-Canadian resident Directors are paid in nominal United States dollars.
CAMECO MANAGEMENT PROXY CIRCULAR     20

Cameco’s DSU plan for Directors was adopted and first applied to award Director performance for 2003. A DSU is a unit granted by Cameco to Directors having the same value as one Cameco share, but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in Cameco through the Director’s period of Board service. DSUs are awarded dividends in the form of additional DSUs at the same rate as dividends on Cameco shares. When a Director leaves the Board, the DSUs are redeemed for cash based upon the weighted average of the closing prices of the Cameco shares on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that Director. Sixty per cent of a Director’s annual retainer is paid in DSUs. In addition, Directors can annually elect to receive the rest of their annual retainer and any additional fees in the form of DSUs. As of December 31, 2006, the amount owing in respect of DSUs outstanding to Directors was $14,157,000.
On October 28, 2003, the Board discontinued on a permanent basis all further grants of options to Directors under the Option Plan. The last option award made to Directors was for their 2002 performance.
The tables below provide Director compensation in 2006, Board and committee meetings and meeting attendance during 2006 and share ownership for each Director as of the end of fiscal years 2005 and 2006.
Individual Director Compensation in 2006
The table below reflects compensation earned by Directors for 2006.

			Committee						Percentage
		Committee	Chair		Board	Committee			of Total
	Board	Member	Retainer	Board Chair	Attendance	Attendance	Traveling	Total Fees	Fees taken
Name	Retainer ($)	Retainer($)	($)	Retainer ($)	Fee ($)	Fee ($)	Fee ($)	Paid ($)	in DSUs
Auston [1]	65,000	3,500	7,000	0	18,000	13,500	10,500	117,500	33.19%
Clappison	65,000	10,500	0	0	22,500	27,000	10,500	135,500	28.78%
Colvin [2]	74,053	3,987	7,975	0	22,174	18,915	11,997	139,101	100.00%
Cook	65,000	10,500	0	0	21,000	13,500	1,500	111,500	34.98%
Curtiss [3]	74,053	3,987	7,975	0	25,521	22,397	11,997	145,930	100.00%
Dembroski	65,000	3,500	7,000	0	19,500	16,500	7,500	119,000	32.77%
Grandey [4]	0	0	0	0	0	0	0	0	N/A
Hopkins	65,000	3,500	12,500	0	21,000	19,500	1,500	123,000	31.71%
Hushovd [5]	74,053	11,962	0	0	22,175	34,543	22,786	165,519	26.84%
Ivany	65,000	10,500	0	0	19,500	26,500	10,500	132,000	29.55%
McLellan [6]	4,250	0	0	0	1,500	6,500	1,500	13,750	100.00%
McMillan	65,000	10,500	0	0	13,500	23,500	1,500	114,000	34.21%
Peterson	65,000	10,500	0	0	21,000	31,500	1,500	129,500	30.12%
Zaleschuk	0	10,500	0	175,000	22,500	37,500	9,964	255,464	41.10%
Total	746,409	93,436	42,450	175,000	249,870	291,355	103,244	1,701,764	N/A

Notes:

1.	Mr. Auston is also a director of Centerra Gold Inc., a TSX listed subsidiary of Cameco. The amounts shown do not include directors fees paid to him by Centerra.

2.	As a non-resident of Canada, Mr. Colvin’s Director compensation is paid in nominal United States dollars. The amounts in this table pertaining to Mr. Colvin’s compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

3.	As a non-resident of Canada, Mr. Curtiss’ Director compensation is paid in nominal United States dollars. The amounts in this table pertaining to Mr. Curtiss’ compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

4.	Mr. Grandey is also a director of Centerra Gold Inc. As an officer of Cameco, he receives no fee for serving as a Director of Cameco or Centerra.

5.	As a non-resident of Canada, Mr. Hushovd’s Director compensation is paid in nominal United States dollars. The amounts in this table pertaining to Mr. Hushovd’s compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

6.	As Ms. McLellan was appointed to the Board in December 2006, she was not a member of any committees in 2006. Ms. McLellan attended all committee meetings held in December 2006 for orientation purposes and received committee attendance fees for such meetings.
21     CAMECO MANAGEMENT PROXY CIRCULAR

Board and Committee Attendance of Directors
The table below provides a summary of Board and committee meetings held during 2006.

Board	14
Audit Committee	6
Human Resources and Compensation Committee	7
Nominating, Corporate Governance and Risk Committee	5
Reserves Oversight Committee	5
Safety, Health and Environment Committee	6

Total number of meetings held	43

The table below provides a summary of Directors’ attendance at Board and committee members during 2006.

Committee Meetings
Name	Board Meetings Attended	Attended
John S. Auston	12 of 14	9 of 10
John H. Clappison	14 of 14	16 of 17
Joe F. Colvin	13 of 14	11 of 11
Harry D. Cook	13 of 14	9 of 12
James R. Curtiss	14 of 14	13 of 13
George S. Dembroski	13 of 14	11 of 12
Gerald W. Grandey [1]	12 of 14	N/A
Nancy E. Hopkins	14 of 14	11 of 11
Oyvind Hushovd	12 of 14	18 of 18
Dr. J.W. George Ivany	13 of 14	16 of 18
A. Anne McLellan[2]	1 of 1	4 of 4
A. Neil McMillan	9 of 14	14 of 17
Robert W. Peterson	14 of 14	19 of 19
Victor J. Zaleschuk	14 of 14	23 of 25

Notes:

1.	As Mr. Grandey is the President and Chief Executive Officer of Cameco, to ensure Cameco’s Board committees are independent of management, he is not a member of any Board committee.

2.	As Ms. McLellan was appointed to the Board in December 2006, she was not a member of any committees in 2006. Ms. McLellan attended all committee meetings held in December 2006 for orientation purposes and attended the one Board meeting held in 2006 since her appointment.
Annual Meeting Attendance of Directors
Cameco encourages all members of the Board to attend each annual meeting of shareholders. At the last annual meeting of shareholders held on May 4, 2006, all of the nominees for election as a Director were in attendance.
Directors’ Share Ownership
Cameco has adopted Director share ownership guidelines to greater align the interests of Directors and shareholders. Commencing in 2005, the guidelines call for Cameco share ownership in the form of Cameco shares and/or DSUs in the amount of three times the annual Director’s retainer. As a transition measure, Directors are expected to meet these guidelines by January 1, 2010 and new Directors within five years after being appointed to the Board. As of December 31, 2006, all nominee Directors were at or above the 2005 guidelines, other than Mr. Clappison, who joined the Board in January 2006, and Ms. McLellan, who joined the Board in December 2006.
The following table provides a breakdown of each Director’s current Cameco share and DSU holdings as of December 31, 2006.
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				Total Number of	Total Value of	Meets Share
		Number of	Number	Cameco Shares	Cameco Shares	Ownership
Name	Fiscal Year[1]	Cameco Shares	of DSUs	and DSUs	and DSUs [2] ($)	Guidelines
John S. Auston	2006	9,000	17,903	26,903	1,269,822	Yes
	2005	9,000	16,947	25,947	957,444
John H. Clappison	2006	1,000	898	1,898	89,586	No - Has until
	2005	—	—	—	—	Jan. 3, 2011
Joe F. Colvin	2006	6,000	70,532	76,532	3,612,310	Yes
	2005	6,000	67,231	73,231	2,702,224
Harry D. Cook	2006	12,000	27,958	39,958	1,886,018	Yes
	2005	12,000	26,979	38,979	1,438,325
James R. Curtiss	2006	15,600	75,707	91,307	4,309,690	Yes
	2005	15,600	72,230	87,830	3,240,927
George S. Dembroski [3]	2006	1,800	23,419	25,219	1,190,337	Yes
	2005	1,800	22,444	24,244	894,604
Gerald W. Grandey [4]	2006	246,000	0	246,000	11,611,200	Yes
	2005	246,000	0	246,000	9,077,400
Nancy E. Hopkins	2006	13,200	6,720	19,920	940,224	Yes
	2005	13,200	5,802	19,002	701,174
Oyvind Hushovd	2006	0	12,906	12,906	609,163	Yes
	2005	0	11,852	11,852	437,339
Dr. J.W. George Ivany	2006	0	18,723	18,723	883,726	Yes
	2005	0	17,764	17,764	655,492
A. Anne McLellan	2006	0	291	291	13,735	No - Has until
	2005	—	—	—	—	Dec. 7, 2011
A. Neil McMillan	2006	600	11,846	12,446	587,451	Yes
	2005	600	10,910	11,510	424,719
Robert W. Peterson	2006	16,440	6,720	23,160	1,093,152	Yes
	2005	16,440	5,802	22,242	820,730
Victor J. Zaleschuk [5]	2006	6,000	26,303	32,303	1,524,702	Yes
	2005	6,000	23,803	29,803	1,099,731

Notes:

1.	2005 balances have been adjusted for the impact of the February 17, 2006 stock split, which resulted in the outstanding number of Cameco shares and DSUs increasing by a multiple of two.

2.	The total value of Cameco shares and DSUs were calculated as follows: for 2006, based on $47.20, the year-end closing price of a Cameco share on the TSX; and for 2005, based on $36.90, the year-end closing price of a Cameco share on the TSX, as adjusted for the impact of the February 17, 2006 two-for-one stock split.

3.	Mr. Dembroski also owns $50,000 of Cameco convertible debentures.

4.	Mr. Grandey, as an officer of Cameco, does not participate in the DSU plan for Directors.

5.	Mr. Zaleschuk also owns $50,000 of Cameco convertible debentures.
Report of the Human Resources and Compensation Committee on Executive Compensation
The HRCC reviews and recommends to the Board all compensation policies and programs for Cameco executives (Chief Executive Officer, senior vice-presidents and vice-presidents) and actual compensation paid to Cameco executive officers (Chief Executive Officer and senior vice-presidents). Cameco has six senior vice-presidents and seven vice-presidents. As part of its mandate, the HRCC ensures Cameco’s compensation policies and programs are aligned with Cameco’s strategic goals and business strategies, and that they serve to attract, retain and develop the very best people at a time of increasing global competition for talent in a resurging uranium industry. In 2004, Cameco’s executive compensation program was significantly modified and modest changes were made in 2005. In 2006, the HRCC reviewed the program and again recommended modest changes, which the Board has approved. The program is summarized below under the heading Total Compensation Strategy.
Composition of the Human Resources and Compensation Committee
The HRCC members are James R. Curtiss (chair), George Dembroski, Oyvind Hushovd, J.W. George Ivany, A. Anne McLellan, Robert W. Peterson, and Victor J. Zaleschuk. The Board has adopted independence standards that are derived from the Canadian Securities Administrators (CSA) governance guidelines and the New York Stock Exchange (NYSE) corporate governance rules. Each member of the HRCC is independent based upon those standards.
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Mandate
In fulfilling its mandate in 2006, the HRCC:
•	assessed the effectiveness of the existing compensation program model;

•	modified the existing primary compensation comparator group to reflect business consolidations and reviewed compensation practices of other TSX 60 and global uranium and nuclear companies (collectively referred to as the compensation comparator groups) to ensure that Cameco’s compensation levels remain competitive;

•	reviewed executive compensation competitiveness (including cash, performance share units (PSUs), options and pension arrangements) and the design of short- and long-term incentive arrangements and approved an overall compensation target level between the median and the 75th percentile of the primary compensation comparator group;

•	reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Executive Short-Term Incentive Plan and approved changes to the target award levels for implementation in 2006;

•	reviewed the annual performance of the Chief Executive Officer;

•	reviewed the annual performance assessments prepared by the Chief Executive Officer for senior vice-presidents;

•	reviewed and recommended base salary changes, short-term incentive awards and long-term incentive awards for the Chief Executive Officer and senior vice-presidents;

•	reviewed Cameco’s executive talent pool and succession plan;

•	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters; and

•	submitted its recommendations regarding these matters to the Board for approval.
The HRCC engaged Mercer, as an independent consultant, to provide support to the HRCC in determining compensation for Cameco’s officers during the most recently completed fiscal year. This support included (i) providing general information on market trends throughout the year, (ii) analyzing market comparators and providing benchmark data, (iii) analyzing specific compensation-related issues and compensation programs, and (iv) attending two HRCC meetings. The fees paid to Mercer for this support were $198,001 for fiscal year 2006. Decisions made by the HRCC are ultimately the responsibility of the HRCC and may reflect factors and considerations other than the information and recommendations provided by Mercer. The provision of this advice and support is Mercer’s primary mandate with Cameco; however, Mercer has also been engaged to provide other limited services to Cameco with total annual fees of less than $60,000. The HRCC reviews and pre-approves all fees and terms of service for all consulting services provided by Mercer to Cameco.
Executive Compensation Philosophy
Cameco’s executive compensation philosophy is intended to:
•	attract, retain and motivate executives operating in a highly demanding and competitive business environment, including those executive officers (Named Executive Officers) whose compensation is set forth in the Summary Compensation Table under the heading Executive Compensation — Summary Compensation Table;
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•	link executive compensation to corporate performance and the creation of sustained shareholder value;

•	motivate executives to create sustained shareholder value by (i) rewarding successful achievement of corporate and individual performance objectives over both the short- and long-term, and (ii) ensuring all executives have a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance; and

•	position overall executive compensation, including pension, between the median and the 75th percentile of the primary compensation comparator group.

Compensation Approval Process
Compensation for the Chief Executive Officer is the responsibility of the HRCC, which reviews and makes recommendations to the Board with respect to the Chief Executive Officer’s compensation. For further details on the process followed to determine the Chief Executive Officer’s compensation, please see 2006 Corporate Performance and Chief Executive Officer Compensation.
Compensation for the senior vice-presidents is also the responsibility of the HRCC. The Chief Executive Officer annually reviews and makes recommendations to the HRCC with respect to compensation for the senior vice-presidents. The Chief Executive Officer reviews an analysis of the compensation levels for similar positions within the compensation comparator groups and considers the performance of each of the senior vice-presidents as compared to their targets. The targets are designed to advance Cameco’s corporate objectives, including its financial and operational targets, and reflect the executive’s ability to influence Cameco’s performance against these measures. In completing this review, the Chief Executive Officer prepares a comprehensive package for the HRCC describing his analysis for each of the senior vice-presidents. The HRCC reviews the recommendations of the Chief Executive Officer and reviews and considers advice from Mercer, its independent compensation consultant. The HRCC then provides recommendations to the Board, which ultimately approves the base salary changes, short-term incentive awards and long-term incentive awards for the senior vice-presidents.
Total Compensation Strategy
The following table summarizes each executive compensation element that applied in 2006. Further details on the executive compensation elements are provided in the text following the table.
2006 COMPENSATION ELEMENTS FOR EXECUTIVES

Compensation			Performance
Element	Form	Applies to	Period	Determination
Base Salary	Cash	All executives	One year	Based on market competitiveness, individual performance and internal equity.

Short-Term Incentive	Cash	All executives	One year	Based on market competitiveness and internal equity. Actual award based upon corporate and individual performance.

Long-Term Incentive	PSUs	All executives	Three years, with vesting at the end of three years.	Based on market competitiveness. Actual award based on a combination of total shareholder return compared to a blended market index and the achievement of operational performance over the three-year performance period. Payment is made in Cameco shares purchased on the open market or cash at the Board’s discretion.

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Compensation			Performance
Element	Form	Applies to	Period	Determination
Long-Term Incentive	Options	All executives	Eight years, with one-third vesting each year starting on the first anniversary of the grant date.	Based on market competitiveness and corporate performance. Awards granted annually based on individual performance from a pool approved annually by the Board. Final realized value based on appreciation in Cameco share price.

Benefits	Group Life and Health Programs and Selected Perquisites	All executives	Ongoing	Based on market competitiveness.

Pension	Defined Contribution Plan/Group RRSP plus Supplemental Executive Pension Plan	All employees participate in the defined contribution plan except two executive officers, who participate in a Defined Benefit Plan. The Supplemental Executive Pension Plan applies to all executives and certain officers of wholly owned subsidiaries.	Ongoing	Based on market competitiveness.

Overall Compensation Mix
In keeping with Cameco’s philosophy to link executive compensation to corporate performance and motivate executives to create sustained shareholder value, Cameco has adopted an incentive structure that holds over 70% of compensation “at risk”. For the Named Executive Officers, the “at risk” compensation includes both short-term and long-term incentives, at respective weightings of approximately 20% and 80%. The above percentages represent averages for the Named Executive Officers.
Compensation Comparator Groups and Market Positioning
Cameco is a global nuclear energy company headquartered in Canada. The HRCC, upon advice from Mercer, has established a primary compensation comparator group of North American capital-intensive companies drawn from the mining, electric/natural gas/utilities, forest products, chemicals and steel sectors. This group of companies was primarily selected because the scope and complexity of the executive positions within these companies reflected the scope and complexity of Cameco’s executive positions. The selection of this primary compensation comparator group began with a review of TSX listed companies in Canada. This review was then refined to focus on companies that were comparable to Cameco based on a variety of considerations, including: the overall revenue and asset size of the companies; their share ownership distribution; whether the companies were capital-intensive; the international scope of their operations; the impact of commodity pricing on the companies; and their track record of growth. The selection process also sought to include resource-based companies involved in processing of products.
The primary compensation comparator group is reviewed on an annual basis by the HRCC with Mercer’s assistance which, in 2005, resulted in the removal of one company from the group as a result of it ceasing to be a reporting issuer. In 2006, this primary compensation comparator group was revised to account for the recent consolidations in the mining and steel sectors.
While the primary compensation comparator group is used as the main source for compensation benchmarking, Cameco also takes into consideration the following two additional market compensation sources for supplemental reference purposes:
•	S&P/TSX 60 Companies. In light of Cameco’s evolving position within the group of the largest companies in Canada, the HRCC reviews cross-industry compensation information for the S&P/TSX 60 companies when making compensation decisions.
CAMECO MANAGEMENT PROXY CIRCULAR     26

•	Global Nuclear, Uranium, Energy and Mining Companies. Recognizing the global nature of the market for executive talent, the HRCC reviews competitive compensation information for various players in the global nuclear, uranium, energy and mining markets.
The value of Cameco’s assets fall between the median and the 75th percentile of the primary compensation comparator group, and Cameco’s market capitalization and three-year total shareholder return fall within the top quartile. Cameco benchmarks overall executive compensation between the median and the 75th percentile of the primary compensation comparator group as this ensures that it will remain competitive in attracting and maintaining superior executive talent.
Base Salary
Base salaries of senior vice-presidents are reviewed annually by the Chief Executive Officer, who makes recommendations to the HRCC. The HRCC reviews the recommendations of the Chief Executive Officer and makes recommendations to the Board, which ultimately approves annual base salary changes. Base salary changes for the Chief Executive Officer are reviewed annually by the HRCC and are approved by the Board upon the HRCC’s recommendations. In each case, to the extent possible, comparisons are made with salaries for similar positions in the compensation comparator groups and on a job-by-job basis to other data as reported by independent national compensation surveys. Cameco benchmarks base salaries at the median of the primary compensation comparator group as it believes it is preferable to enhance “at risk” compensation as required to remain competitive. Consideration is also given to the recent performance of the individual and internal equity.
After reviewing an analysis of the compensation levels among the compensation comparator groups provided by Mercer and considering Cameco’s performance and the performance of each of the Named Executive Officers, the Board concluded that adjustments to the 2006 salaries for its Named Executive Officers were required. Following these base salary adjustments, Mr. Grandey’s 2006 salary was between the 25th percentile and the median of the primary compensation comparator group and Messrs. Goheen, Rogers, Assie and Chad’s 2006 salaries were at or slightly above the median of the primary compensation comparator group. Following a similar review process in 2007, the Board concluded that adjustments to the 2007 salaries for its Named Executive Officers were required. Following these 2007 base salary adjustments, the 2007 base salaries for Messrs. Grandey, Goheen, Rogers, Assie, and Chad are estimated to be between the median and the 75th percentile of the primary compensation comparator group. The 2006 and 2007 base salary adjustments for the Named Executive Officers are set forth in the table below. For further details on the base salaries of the Named Executive Officers, please see the Summary Compensation Table under the heading Executive Compensation — Summary Compensation Table.

	2007 Base Salary	2006 Base Salary
Name and Position	(% increase from 2006)	(% increase from 2005)
Gerald W. Grandey	$950,000 [1]	$806,000
President and Chief Executive Officer	(17.9%)	(4.5%)
O. Kim Goheen	$440,000	$418,000
Senior Vice-President and Chief Financial Officer	(5.3%)	(4.5%)
Terry V. Rogers	$530,000	$503,700
Senior Vice-President and Chief Operating Officer[2]	(5.2%)	(4.5%)
George B. Assie	$530,000	$503,700
Senior Vice-President, Marketing and Business	(5.2%)	(4.5%)
Development
Gary M.S. Chad	$415,000	$391,900
Senior Vice-President, Governance, Legal and	(5.9%)	(4.5%)
Regulatory Affairs and Corporate Secretary

Note:

1.	Mr. Grandey’s base salary increase moves his overall compensation from between the 25th percentile and the median of the primary compensation comparator group to between the median and the 75th percentile, consistent with the HRCC’s policy to position the Chief Executive Officer’s overall compensation between the median and the 75th percentile of the primary compensation comparator group.

2.	On January 9, 2007, Timothy S. Gitzel was appointed to the position of Senior Vice-President and Chief Operating Officer, replacing Mr. Rogers, who opted for early retirement. To assist with the transition, Mr. Rogers will continue as a senior vice-president for a portion of 2007.
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Executive Short-Term Incentive Program
Cameco’s Executive Short-Term Incentive Program (STI) provides executives with the opportunity to earn annual cash incentives based on the achievement of pre-established corporate and individual performance objectives. Commencing in 2004, this program was redesigned to improve the transparency and alignment of the performance measures.
The STI targets and awards for the Chief Executive Officer are reviewed annually by the HRCC, which makes recommendations to the Board. STI targets and awards for the senior vice-presidents are reviewed annually by the Chief Executive Officer who makes recommendations to the HRCC. Based upon the Chief Executive Officer’s and the HRCC’s review and recommendations, the Board approves all individual targets and awards proposed for the Chief Executive Officer and senior vice-presidents. Individual targets and awards for vice-presidents are determined by the Chief Executive Officer.
Under the program, a range of bonus opportunity is determined each year for each participant based on the competitiveness of the award opportunity and internal equity. In 2006, the STI targets were adjusted to better align pay at risk with the practices of the compensation comparator groups. The Chief Executive Officer’s STI target award level was increased from 60% to 80% of base salary. STI target award levels for other Named Executive Officers vary from 45% to 55%. STI target award levels and performance objective weightings are as follows:

	STI Target for 2006	Corporate Performance	Individual Performance
Level	(% of base salary)	Weighting	Weighting	Performance Multiplier
CEO	80%	80% (at discretion of Board)	20% (at discretion of Board)	0 to 150% of STI target [1]
SVPs	45% to 55% (varies by role)	60%	40%	0 to 150% of STI target [1]
VPs	30%	40%	60%	0 to 150% of STI target [1]

Note:

1.	Payouts range from 50% of the STI target for meeting threshold performance (80% of performance target) to a normal maximum of 150% of STI target for outstanding performance (120% of performance target). No bonus will be paid for performance below the threshold performance target and the Board, at its discretion, may choose to pay up to 200% of STI target when performance exceeds the outstanding performance level.
The 2006 corporate performance measures and their respective weightings were as follows:

Measure	Weight
Net Income	40%
Cash Flow from Operations before Working Capital Changes	30%
Return on Average Capital	30%

The three corporate performance measures provided above and their relative weighting were selected as they are considered in the aggregate to be reflective of Cameco’s financial performance. The rationale for including each of the corporate performance measures and the Board’s ability to adjust such measures is described below:
•	Net Income is the most important of the three corporate performance measures and is a commonly used and easily understood measure of Cameco’s profitability. The inclusion and relative weighting of this measure can be adjusted at the discretion of the Board, on a case by case basis, in circumstances where such inclusion or relative weighting would not provide an accurate measure of management’s performance.

•	Cash flow from operations before working capital changes measures Cameco’s ability to generate cash. Historically, the timing of sales deliveries has greatly influenced working capital changes and, for this reason, working capital changes are excluded from this calculation.

•	Return on average capital measures Cameco’s efficient use of capital and is a measure typically used by capital-intensive companies. Any adjustments made by the Board to the net income calculation (as described above) are similarly made to this calculation.
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Individual performance measures are approved each year by the Board on the recommendation of the HRCC. The selection, weighting and assessment of performance measures are at the discretion of the Board; however, individual performance measures generally include key operating results, strategic change initiatives and leadership effectiveness.
Notwithstanding performance against corporate or individual performance measures, the HRCC also reviews Cameco’s performance against safety, health and environment goals and plans. After consulting with the safety, health and environment (SHE) committee, the HRCC has the discretion to reduce or eliminate STI awards if performance against these goals is not satisfactory. This discretionary authority is intended to reinforce the importance of safety, health and environmental goals to the ongoing operations of Cameco. In determining the 2006 executive STI awards, the Board, as determined by the HRCC on management’s recommendation, decided to reduce the proposed awards due to the two water inflow incidents at Cigar Lake mine in April and October of 2006. Mr. Grandey’s STI award was reduced by 100%, Mr. Rogers’ by 47%, and the other executive officers’ awards were reduced by 20%.
Cameco’s overall performance in 2006 against the corporate performance measures outlined above was 93%. For further disclosure on Cameco’s corporate performance in 2006, please see 2006 Corporate Performance and Chief Executive Officer Compensation — Overview of 2006 Corporate Performance.
The STI awards for the Named Executive Officers in respect of their 2006 performance is disclosed in the Summary Compensation Table under the heading Executive Compensation — Summary Compensation Table.
Long-Term Incentives
Cameco provides long-term incentive opportunities for executives and certain employees, consisting of options and PSUs. Options are awarded to employees ranging from senior executives to first line supervisory employees, while PSUs are only awarded to executive officers and vice-presidents of the corporation. The objective of these incentives is to align the interests of executives and certain employees more closely with the interests of shareholders by tying a portion of their future compensation to the long-term performance of Cameco shares and the operating performance of the business. Long-term incentive awards are granted to employees, including Named Executive Officers, in March of each year to award performance for the previous fiscal year.
Long-term incentive grants (options and PSUs) for the senior vice-presidents are considered by the Chief Executive Officer, who makes recommendations to the HRCC. The HRCC reviews the recommendations of the Chief Executive Officer and makes recommendations to the Board, which ultimately approves the long-term incentive grants. The long-term incentive grants for the Chief Executive Officer are considered by the HRCC, which makes recommendations to the Board. The total value of all annual long-term incentive grants for the Chief Executive Officer and the senior vice-presidents must not exceed the value of an annual awards pool, which is established periodically, and at least every three years by the HRCC, based on an analysis of the expected value of long-term incentive grants within the primary compensation comparator group. Individual long-term incentive grant levels are allocated with reference to the competitiveness of the compensation, individual performance and internal equity. Long-term incentive awards for employees below the executive officer level are allocated by the Chief Executive Officer from a pool of long-term incentive awards recommended by the HRCC and approved by the Board within established ranges depending upon the employee’s level in the organization and the employee’s performance.
Cameco’s practice is to award options and PSUs on an annual basis, which, beginning in 2008, will occur on March 1 of every year, or the next business day should March 1 not be a business day in the Province of Saskatchewan. This will ensure that the approval of the award of options and PSUs to Cameco employees, including Named Executive Officers, occurs after the corporation’s results for the previous financial year end have been disclosed. Special grants of options and PSUs may be made at other times at the discretion of the Board. Cameco ensures that grants of options and PSUs do not occur when the corporation has access to any material undisclosed information.
If the date of the annual grant of options and PSUs falls within a period in which a trading blackout has been imposed by the corporation, such grants will occur seven business days following the termination of the trading blackout, provided that the Board, on the advice of the HRCC, is satisfied that it is appropriate to make such grants.
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The mix of PSUs and options varies slightly by executive level. For grants in 2007, the mix of PSUs to options, in terms of expected value, is targeted at 40% PSUs and 60% options for the Chief Executive Officer and the senior vice-presidents. The HRCC evaluates the weighting of the PSUs to options annually. The grants awarded in 2006 were approximately 30% PSUs and 70% options in terms of expected value. The HRCC recognizes the trend among Canadian publicly traded corporations to reduce the emphasis on stock options in favour of some form of PSUs.
PSU Plan
An Executive Performance Share Unit Plan (PSU plan) was adopted in 2004 to replace some of the incentive opportunities previously provided by grants of options. The PSU plan reduces the dilutive impact of the long-term incentive by proportionally reducing the number of option grants needed to provide competitive compensation to executives.
Cameco’s PSU plan is designed as a long-term incentive to motivate executives to:
•	create sustainable shareholder value on an absolute and relative basis over a three-year period;

•	consistently meet annual operating performance targets; and

•	continue to establish significant ownership of the corporation, thereby aligning the interests of executives with that of shareholders.
The PSU plan also enhances the retention features of the overall compensation arrangements.
Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on three criteria:
1.	Total shareholder return (appreciation in share price plus dividends paid) over the three years (TSR) relative to a blended market index (Metals and Mining, Utilities and Gold). The relative weighting of this index measure may vary and is intended to approximate the relative mix of these industries in Cameco’s operations. If performance against this index is comparable, within a range that varies based on the level of TSR achieved (e.g. when the index TSR is 10%, the Cameco TSR must be at least 8%), no adjustment to the initial grant of PSUs is made. If performance is less than comparable, the initial PSU grant is reduced by 50%.

2.	Once the relative TSR measure has been determined, the final number of PSUs that vest will depend on Cameco’s ability to meet its annual cash flow from operations (before working capital changes) targets. If Cameco’s performance over the three years falls within 95% to 105% of the target, 100% of the PSUs will be available for vesting. If Cameco’s performance over the three years is less than 95% of the target or more than 105% of the target, the number of PSUs which vest may be decreased or increased at the discretion of the Board. Performance below a minimum threshold (less than 80% of target) will result in no PSUs vesting. The maximum number of PSUs which may vest for outstanding performance is 150% of target; however, this may be increased to 200% for truly exceptional performance at the discretion of the Board. The percentage of PSUs available for vesting pursuant to the relative measure described in paragraph 1 (100% or 50%) is then multiplied by the percentage of PSUs available for vesting pursuant to the absolute measure described in this paragraph 2 (0% to 200%) to arrive at the percentage of the initial PSU grant (to a maximum of 200%) which will vest subject to paragraph 3.
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3.	If the participating executive is not employed by Cameco at the end of the three-year vesting period, a pro-rated portion of the PSUs will be deemed to have vested based on the portion of the three-year vesting period throughout which the participant was actively employed; provided that the participating executive’s employment was not terminated for cause, nor voluntarily terminated by the participant prior to the participant becoming entitled to receive a pension under Cameco’s registered pension plan, in which cases the participating executive would not receive any PSUs for that three-year period.
The awards of PSUs to the Named Executive Officers in 2006 are disclosed in the Summary Compensation Table under the heading Executive Compensation — Summary Compensation Table. As of March 12, 2007, the awards of PSUs to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such PSU awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted.
Stock Option Plan
The Option Plan provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation which is tied to the market value of Cameco common shares. There were 522 participants in the Option Plan in 2006 (with 652 participants anticipated for 2007) ranging from senior executives to first line supervisory employees. The HRCC believes that granting of options is an effective way to support the achievement of Cameco’s performance objectives, ensure executive and employee commitment to the longer term interests of Cameco and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of Cameco and its subsidiaries.
Options may be granted under the Option Plan to such employees (including executive officers) of Cameco and its subsidiaries as the Board may from time to time determine. In 2006, the Board amended the Option Plan to provide that no participant may purchase Cameco shares pursuant to the Option Plan, which in the aggregate represents more than 5% of the issued and outstanding Cameco shares. The Option Plan does not include stock appreciation rights.
Options are non-assignable. Options have a term of eight years and vest at the rate of one-third per year, commencing on the anniversary of the date of the grant. Options granted before 1999 expire ten years after the date of the grant. Prior to 1999, loans were made under the Option Plan in connection with the exercise of certain options. This practice was discontinued commencing in 1999. The exercise price of an option is fixed by the Board at the time of grant. In 2007, the Board amended the Option Plan provisions respecting exercise price. Previously, the Option Plan required that the exercise price be not less than the volume weighted average trading price of Cameco shares on the TSX for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of Cameco shares traded for such period. The amended provisions respecting exercise price require that the exercise price be not less than the closing price on the day immediately preceding the date of grant. This change was made to align the requirements respecting the exercise price with certain US deferred compensation rules applicable to US taxpayers who are participants in the Option Plan.
Under the Option Plan, if a participant’s employment ceases by reason of disability, death or retirement, all unvested options held by that participant will continue to vest in accordance with their terms for three years following the participant’s termination date and all vested options will be exercisable for three years following the termination date. If a participant’s employment is terminated for cause, unvested options will expire immediately and all vested options will be exercisable for the 30 days immediately following the participant’s termination date. In all other cases of cessation of employment (except as provided in certain senior officers’ employment contracts), all unvested options will continue to vest in accordance with their terms for 90 days immediately following a participant’s termination date and all vested options will be exercisable for 90 days immediately following the participant’s termination date, or such longer period as the Board or the HRCC in its discretion determines, provided that such period is not longer than the earlier of three years or the original term of the unexercised options. Please see the disclosure under the heading Senior Executive Employment Contracts.
This discretion to extend the term of options that would otherwise expire was implemented under a TSX-approved amendment to the Option Plan in 2004, in connection with Centerra’s initial public offering. The Board has exercised its discretion regarding options held by Centerra employees. If Centerra ceases to be a subsidiary of
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Cameco, then the options held by Centerra employees will expire on the earlier of their normal expiry date and April 30, 2007.
The Board, upon the advice of the HRCC and subject to any regulatory approval, has the power under the Option Plan to amend, suspend or terminate the Option Plan at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination.
For further information on the Option Plan, including a change to the amendment provisions, please see Business of the Meeting — Amendment to the Stock Option Plan and Executive Compensation — Supplemental Information on Stock Options and PSUs.
The awards of options to the Named Executive Officers in 2006 for their performance in 2005 is disclosed in the Summary Compensation Table under the heading Executive Compensation — Summary Compensation Table. As of March 12, 2007, the awards of options to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such option awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted.
On January 1, 2001, Cameco established its Non-North American Stock Option Plan (Phantom Plan) for eligible employees of Cameco’s non-North American subsidiaries. Since that time, these employees have not been granted options under the Option Plan. This plan has the same features and objectives as the Option Plan, except that rights to cash payments are granted in lieu of rights to receive Cameco shares. Participants may receive, on the exercise date of the phantom stock option, a cash bonus equal to the difference between the market price of a Cameco share on the exercise date and the exercise price of the phantom stock option. The Phantom Plan allows non-North American employees to participate in Cameco’s growth and profitability and promotes a greater alignment of interests between these employees and shareholders.
Pension Plan
The HRCC believes pensions are an integral part of total compensation and a cost-effective and critical tool for the attraction and retention of talented employees, including executives. The executives participate in a registered base plan and a supplemental plan. The registered base plan for all but two executives is a Defined Contribution Plan. The registered base plan for two executives is a Defined Benefit Plan. The Supplemental Executive Pension Plan is a non-contributory supplemental defined benefit plan. This supplemental plan is designed to attract and retain talented executives over the longer term and to offset the strict limits under the Income Tax Act (Canada) pertaining to registered pension plans in order to provide a retirement income for executives commensurate with their salary. Please refer to Pension Plans for more information on these pension plans.
Executive Share Ownership Guidelines
Cameco has adopted guidelines for its executives that set out the expected levels of Cameco shares to be held by executives based on the individual’s compensation and position. The HRCC believes that it is important to align the interests of Cameco executives with those of its shareholders, and this can be achieved, in part, by encouraging executives to have significant personal holdings of Cameco shares. The annual grant of PSUs is a method of providing long-term incentives to executives which provides them with the financial resources to acquire additional Cameco shares in order to meet these ownership guidelines. The current Cameco share ownership guidelines are:

	Chief Executive Officer	Senior Vice-Presidents	Vice-Presidents
Share Ownership Guideline	4.0 times base salary	2.0 times base salary	1.0 times base salary

The Chief Executive Officer, Mr. Grandey, two senior vice-presidents, Messrs. Chad and Goheen, and three vice-presidents, currently have Cameco share ownership in excess of these guidelines. The following table shows the
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number and value of Cameco shares held by Cameco senior officers as of December 31, 2006. The closing value of a Cameco share on the TSX on December 31, 2006 was $47.20.

		December 31, 2006	Cameco Share
	Number of	Cameco Share Value	Ownership Target
Name	Cameco Shares	($)	($)	Meets Guidelines
Gerald W. Grandey	246,000	11,611,200	3,224,000	Yes
O. Kim Goheen	18,006	849,883	836,000	Yes
Terry V. Rogers	5,000	236,000	1,007,400	N/A - Retiring in 2007
George B. Assie	14,000	660,800	1,007,400	No - Has until January 1, 2010
Gary M.S. Chad	37,596	1,774,531	783,800	Yes
Rita M. Mirwald	5,000	236,000	679,200	No - Has until January 1, 2010

As a transition measure, executives are expected to meet these Cameco share ownership guidelines by January 1, 2010 and newly hired and promoted executives within five years of appointment.
2006 Corporate Performance and Chief Executive Officer Compensation
The HRCC annually reviews the performance and the salary of the Chief Executive Officer and makes its recommendations to the Board with respect to the Chief Executive Officer’s compensation for the upcoming year. The review includes a review of overall corporate performance as compared to Cameco’s corporate objectives and total compensation (including salary, bonus, long-term incentives, pension and benefits) for similar positions in the compensation comparator groups adopted by the HRCC. Cameco’s financial and operational performance, strategies employed to secure future gains for the shareholders, and overall leadership are other performance measures used by the HRCC. This review is the basis upon which the Chief Executive Officer’s compensation is determined.
Overview of 2006 Corporate Performance
In October, 2006, Cameco celebrated its 18th anniversary, having become over this period of time one of the world’s largest suppliers of uranium concentrates and conversion services. On the strength of that foundation, the company has become internationally recognized as a vertically-integrated, nuclear energy company participating in global exploration through to the production of clean electricity.
In 2006, for the third consecutive year, Cameco reported record-setting results in revenue, adjusted net earnings and cash flow. However, no company can grow and prosper without challenges and Cameco is no exception. Despite the strong financial performance noted above, 2006 was a year of operating challenges for Cameco, punctuated by successes with respect to regulatory relations, culture change and growth in shareholder value.
Cameco is the operator of the world’s highest grade uranium mines at McArthur River and Cigar Lake in northern Saskatchewan. In October 2006, the Cigar Lake project suffered the second of two water inflows that year, resulting in the flooding of the underground mine workings. Cameco and its partners are now focused on remediation efforts to seal off the area of the inflow in order to pump out the mine and resume mine development leading to production. Cigar Lake is not an easy orebody to develop or mine but Cameco is committed to extracting the significant value represented by its known reserves and resources.
Cameco’s share of uranium production was 20.9 million pounds, slightly below forecasted levels. This was largely due to lower than expected grades at Rabbit Lake and recovery problems at Crow Butte Resources. On the positive side, Smith Ranch/Highland exceeded estimates, setting a US production record for in-situ leach mining.
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Fuel services production was about 13.2 million kgU, also slightly below forecasts due to problems with fluorine generation at our Port Hope facility that were overcome later in the year.
Operating results were also somewhat disappointing from Cameco’s one-third interest in the Bruce B nuclear generating stations in Ontario. Demand and prices for electricity are subject to the vagaries of the weather and, in 2006, Ontario enjoyed unusually mild summer and winter temperatures.
The company’s integration of Zircatec Precision Industries, an acquisition completed on February 1, 2006, proceeded successfully throughout the year as did the ongoing development work at the Inkai uranium project in Kazakhstan.
One of the highlights of the year was the increase in the spot prices for uranium and conversion. Uranium concentrate prices moved from a low of about US$37.50 in January 2006 to a high of US$72.00 in December 2006, and prices for UF6 moved from US$11.25 to US$11.75 per kgU in North America and US$11.25 to US$12.38 in Europe. This persistent upward trend confirmed management’s long-held view that uranium prices would rise to meet escalating demand once the nuclear renaissance became a reality.
Management and the Board recognize, however, that sustained growth must be based on a strong foundation, one of the key elements of which is the corporation’s focus on a safe, healthy and rewarding workplace. Cameco’s number and severity of safety events involving employees and long-term contractors in 2006 has been good in comparison to peer companies, with the total of Cameco lost-time injuries and frequency and severity coming in below target. However, the company was disappointed and saddened by the unfortunate fatality of a short-term contractor at McArthur River in 2006. There were no environmentally significant spills, and environmental performance was on target and improved in comparison to 2005.
The corporation also experienced a number of successes with respect to the management of regulatory relations. With the full support and encouragement of the Board, management made significant efforts this year to improve its regulatory relations. This included regularly scheduled meetings between the lead federal regulator, the Canadian Nuclear Safety Commission (CNSC) and Cameco’s Chief Executive Officer and other senior management. In addition, senior representatives from the CNSC met with the members of Cameco’s SHE committee of the Board. Frequent consultations also continued between CNSC representatives (project officers, specialists, etc.) and Cameco operations management and specialists on a number of topics, including licensing, quality management, the corporation’s continual improvement program and the transition of the corporation to a more systematic approach to training.
The Board also supported management’s ongoing initiatives aimed at transitioning Cameco’s culture to a more team-based, accountable, and metric-driven focus. Significant advances were made to support the corporation’s renewed commitment to environmental leadership, a more rigorous system of internal controls as required by Sarbanes-Oxley, implementation of additional modules of the corporation’s enterprise-wide business process system, further integration of quality and enterprise risk management, and continued implementation of Cameco’s leadership development program.
All of this activity is dedicated to the realization of sustainable, long-term returns that will benefit our shareholders, our customers, our employees and the communities impacted by our operations. Cameco stock finished the year at $47.20 compared with $36.90 at the end of 2005. As management anticipated, the uranium price is rising and Cameco is benefiting from higher realized prices and from new contracts that promise to deliver more value in the years ahead.
Cameco has delivered significant shareholder value over the past four years and the corporation is committed to continuing this trend by securing the benefits of record uranium and conversion prices through the design of our contract portfolio and by pursuing growth opportunities that meet the corporation’s financial expectations. Management and the Board believe that Cameco is well positioned to take full advantage of the nuclear renaissance.
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2006 Chief Executive Officer Compensation
As noted above, Cameco had a solid year in 2006 following several years of outstanding performance. Mr. Grandey continued to lead Cameco exceptionally well throughout the year.
The corporation’s objectives in 2006 focused on four broad measures of success, which were (i) a safe, healthy and rewarding workplace, (ii) a clean environment, (iii) supportive communities in which Cameco operates, and (iv) solid financial performance. Within each of these categories, the corporation works toward a number of specific goals, all of which are reviewed and assessed annually by the HRCC and the Board. These goals represent the performance targets for Cameco’s Chief Executive Officer and reflect the operational, strategic and leadership expectations of the Board.
The assessment of the HRCC is that Mr. Grandey’s leadership was outstanding in 2006 and his performance exceeded the goals established by the HRCC for assessing the Chief Executive Officer’s performance. However, due to the two water inflow incidents at Cigar Lake mine, in 2007 Mr. Grandey was not awarded a cash bonus in respect of performance in 2006. As well, the executive officers’ accountability for these incidents was reflected by a 47% reduction in the cash bonus of the chief operating officer and a 20% reduction for the other executive officers. In 2006, Mr. Grandey was awarded a cash bonus of $600,000, 86,000 options and 18,000 PSUs in recognition of Cameco’s performance in 2005. In addition, Mr. Grandey’s base salary in 2006 was increased by 4.5% to $806,000.
After reviewing the competitiveness of Mr. Grandey’s base salary, the HRCC recommended, and the Board approved, an increase in his base salary to $950,000 for 2007. This 2007 base salary adjustment recognizes that, although Cameco has sustained a high level of performance in 2006 relative to the primary compensation comparator group, Mr. Grandey’s base salary level continued to fall below the median of this group; therefore, consistent with the HRCC’s compensation philosophy to position the Chief Executive Officer’s overall compensation between the median and the 75th percentile of the competitive market, Mr. Grandey’s base salary was adjusted accordingly.
In accordance with Cameco’s long-term incentive program, it is anticipated that Mr. Grandey will receive a long-term incentive grant of options and PSUs in recognition of Cameco’s performance in 2006. As of March 12, 2007, the awards of PSUs and options to Mr. Grandey in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such PSU and option awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted.
Summary
The HRCC is satisfied that Cameco’s current executive compensation policies and programs and levels of compensation are aligned with Cameco’s performance and reflect competitive market practices. The HRCC is confident that these policies and programs will allow Cameco to attract, retain and motivate talented executives. The HRCC will continue to assess the competitiveness and effectiveness of Cameco’s approach to executive compensation. Adjustments will be made as necessary to ensure that the program delivers additional shareholder value. The chair of the HRCC will be available to answer questions relating to Cameco’s executive compensation policies and programs at the May 16, 2007 shareholders’ meeting.
Presented by the HRCC:
James R. Curtiss, chair
George Dembroski
Oyvind Hushovd
J.W. George Ivany
A. Anne McLellan
Robert W. Peterson
Victor J. Zaleschuk
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Performance Graph
The following performance graph shows the cumulative return over the five-year period ended December 31, 2006 for Cameco shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index.
The table below the graph shows what a $100 investment in the above index and Cameco shares, respectively, made at the end of 2001 would be worth at the end of the five-year period following the initial investment.

	2001	2002	2003	2004	2005	2006
Cameco	100	96	194	330	583	749
S&P/TSX Composite Index [1]	100	88	111	127	158	185

Note:

1.	The TSX 300 Index was replaced by the S&P/TSX Composite Index May 1, 2002. The historical values of the TSX 300 Index and the S&P/TSX Composite Index are identical for the period in question (2001 to 2006).
CAMECO MANAGEMENT PROXY CIRCULAR     36

Executive Compensation
Summary Compensation Table
The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the Chief Executive Officer, the chief financial officer, and the three other most highly compensated executive officers of the corporation (Named Executive Officers) during the fiscal years 2006, 2005, and 2004.
SUMMARY COMPENSATION TABLE

					Long-Term Compensation
		Annual Compensation			Awards
					Cameco
					Securities	Shares or Units
				Other Annual	Under Options/	Subject to Resale	All Other
Name and		Salary	Bonus	Compensation	SARs Granted	Restrictions	Compensation
Principal Position	Year	($)	($)[1]	($) [2]	(#)[3]	($)[4]	($)
Gerald W. Grandey	2006	806,000	0	7,770	86,000	706,680	—
President and Chief	2005	771,300	600,000	6,449	210,000	2,433,600	—
Executive Officer	2004	741,600	650,000	8,050	186,000	—	—

O. Kim Goheen Senior Vice-President and	2006	418,000	184,000	1,847	46,000	353,340	19,000	[5]
Chief Financial	2005	400,000	234,000	2,000	90,000	340,704	18,000	[6]
Officer	2004	145,833 [7]	186,200	2,005	90,000	—	16,500	[8]

Terry V. Rogers Senior Vice-President and	2006	503,700	150,000	—	50,000	392,600	19,000	[9]
Chief Operating	2005	482,000	253,300	—	108,000	454,272	18,000	[10]
Officer	2004	463,500	286,000	—	126,000	—	16,500	[11]

George B. Assie Senior Vice-President, Marketing and	2006	503,700	242,000	—	54,000	392,600	19,000	[12]
Business	2005	482,000	324,000	—	126,000	486,720	18,000	[13]
Development	2004	463,500	310,000	432	126,000	—	16,500	[14]

Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory	2006	391,900	157,000	928	40,000	298,376	—
Affairs and	2005	375,000	173,700	771	90,000	227,136	—
Corporate Secretary	2004	290,000	160,100	957	126,000	—	—

Notes:

1.	Amounts shown were earned in relation to the fiscal year indicated, and paid in the subsequent year. Bonuses for 2005 were subject to a 10% safety, health and environment reduction in accordance with the short-term incentive plan.

2.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and, as a result, are not included in the amounts in this column. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to Named Executive Officers under the Option Plan to purchase Cameco shares; and, for Mr. Grandey, in addition for 2004, 2005 and a portion of 2006, for a loan; and for Mr. Goheen, for a housing loan in 2004, 2005 and a portion of 2006. As of December 31, 2006, these loans have been repaid.

3.	The amounts shown were awarded in the fiscal year indicated to award performance for the prior fiscal year and have been adjusted for the effect of the December 31, 2004 and February 17, 2006 Cameco stock splits.

4.	Amounts shown for fiscal year 2006 for the Named Executive Officers represent awards made under Cameco’s PSU plan awarded in March 2006 when the Cameco share price was $39.26. Amounts shown for fiscal year 2005 for the Named Executive Officers represent awards made under Cameco’s PSU plan awarded in March 2005 when the Cameco share price was $27.04 (adjusted for the February 17, 2006 stock split). No PSUs were granted in 2004. Aggregate holdings of PSUs under this program as of December 31, 2006 and their value, based upon a year-end share price of $47.20, are as follows: Mr. Grandey, 108,000 PSUs with a value of $5,097,600; Mr. Goheen, 21,600 PSUs with a value of $1,019,520; Mr. Rogers, 26,800 PSUs with a value of $1,264,960; Mr. Assie, 28,000 PSUs with a value of $1,321,600; and Mr. Chad, 16,000 PSUs with a value of $755,200. The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect the performance of the Named Executive Officers. The actual number of PSUs that will be
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earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on performance (and 200% for truly exceptional performance).

5.	This amount represents pension contributions of $19,000 paid on behalf of Mr. Goheen in 2006.

6.	This amount represents pension contributions of $18,000 paid on behalf of Mr. Goheen in 2005.

7.	Mr. Goheen was appointed to the position of senior vice-president and chief financial officer on August 1, 2004. This salary amount represents $350,000 annual salary pro-rated for Mr. Goheen’s five months as senior vice-president and chief financial officer.

8.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Goheen in 2004.

9.	This amount represents pension contribution of $19,000 paid on behalf of Mr. Rogers in 2006.

10.	This amount represents pension contribution of $18,000 paid on behalf of Mr. Rogers in 2005.

11.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Rogers in 2004.

12.	This amount represents pension contributions of $19,000 paid on behalf of Mr. Assie in 2006.

13.	This amount represents pension contributions of $18,000 paid on behalf of Mr. Assie in 2005.

14.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Assie in 2004.
Supplemental Compensation Information
In order to provide information that may be of interest to shareholders, additional compensation disclosure is provided in the following tables. Under the heading Total Compensation Disclosure, the total direct compensation for the Named Executive Officers in respect of their performance in the last three fiscal years is provided. This information is in addition to that required to be disclosed under applicable securities law requirements. As of March 12, 2007, the awards of PSUs and options to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such PSU and option awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted.
Total Compensation Disclosure
The following table shows the total compensation, as determined by the HRCC and approved by the Board, for the Named Executive Officers for the last three fiscal years (2006, 2005 and 2004). Cameco defines total compensation as the aggregate of all compensation sources, including base salary, annual incentive, performance-based equity incentives (e.g. option grants and PSUs), pension benefits and perquisites. The data included in this table is intended to reflect compensation for the performance in the year noted, which disclosure is different than that in the Summary Compensation Table. The cash bonus and grants of PSUs and options were awarded in respect of performance in the fiscal year indicated and were granted in the subsequent fiscal year. As of March 12, 2007, the awards of PSUs and stock options to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted.

	Year
Gerald W. Grandey	2006	2005	2004
President and Chief Executive Officer	($)	($)	($)
Annualized base salary	806,000	771,300	741,000
Cash bonus	0	600,000	650,000
Performance Share Units (PSUs) [1]	Not Available	706,680	2,433,600
Stock Options [2]	Not Available	1,615,940	2,558,325
Other annual compensation [3]	23,408	20,844	30,767
Annual pension service cost [4]	241,700	221,600	180,800

TOTAL COMPENSATION	Not Available	3,936,364	6,594,492

O. Kim Goheen Senior Vice-President and Chief Financial Officer

Annualized base salary [5]	418,000	400,000	145,833
Cash bonus	184,000	234,000	186,200
Performance Share Units (PSUs) [1]	Not Available	353,340	340,704
Stock Options [2]	Not Available	864,340	1,096,425
Other annual compensation [3]	29,942	33,046	28,086
Annual pension service cost [4]	113,200	105,700	31,300

TOTAL COMPENSATION	Not Available	1,990,426	1,828,548

CAMECO MANAGEMENT PROXY CIRCULAR     38

	Year
Terry Rogers	2006	2005	2004
Senior Vice-President and Chief Operating Officer	($)	($)	($)
Annualized base salary	503,700	482,000	463,500
Cash bonus	150,000	253,300	286,000
Performance Share Units (PSUs) [1]	Not Available	392,600	454,272
Stock Options [2]	Not Available	939,500	1,315,710
Other annual compensation [3]	37,825	35,542	35,297
Annual pension service cost [4]	162,400	152,900	112,700

TOTAL COMPENSATION	Not Available	2,255,842	2,667,479

George Assie Senior Vice-President, Marketing and Business Development

Annualized base salary	503,700	482,000	463,500
Cash bonus	242,000	324,000	310,000
Performance Share Units (PSUs) [1]	Not Available	392,600	486,720
Stock Options [2]	Not Available	1,014,660	1,534,995
Other annual compensation [3]	32,842	30,933	28,599
Annual pension service cost [4]	108,800	109,700	78,200

TOTAL COMPENSATION	Not Available	2,353,893	2,902,014

Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs and Corporate Secretary

Annualized base salary	391,900	375,000	290,000
Cash bonus	157,000	173,700	160,100
Performance Share Units (PSUs) [1]	Not Available	298,376	227,136
Stock Options [2]	Not Available	751,600	1,096,425
Other annual compensation [3]	17,339	16,016	18,967
Annual pension service cost [4]	117,800	118,500	88,800

TOTAL COMPENSATION	Not Available	1,733,192	1,881,428

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. As PSUs account for a significant portion of the Named Executive Officers’ long-term incentive awards, PSUs are being disclosed for the year in respect of which they were granted, which is the same approach adopted for disclosing option awards. As of March 12, 2007, the awards of PSUs to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such PSU awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted. For the award made in March 2006 for fiscal 2005 performance, this represents the following number of PSUs for the Named Executive Officers at a grant price of $39.26: 18,000 PSUs for Mr. Grandey; 9,000 PSUs for Mr. Goheen; 10,000 PSUs for Mr. Rogers; 10,000 PSUs for Mr. Assie; and 7,600 PSUs for Mr. Chad. For the award made in March 2005 for fiscal 2004 performance, this represents the following number of PSUs for the Named Executive Officers at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split): 90,000 PSUs for Mr. Grandey; 12,600 PSUs for Mr. Goheen; 16,800 PSUs for Mr. Rogers; 18,000 PSUs for Mr. Assie; and 8,400 PSUs for Mr. Chad. The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect the performance of the Named Executive Officer. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on performance (and 200% for truly exceptional performance).

2.	This item represents the portion of total direct compensation that was granted as stock option awards. As of March 12, 2007, the awards of options to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. Information about such option awards will be made available on Cameco’s website at www.cameco.com and on the SEDAR website at www.sedar.com after the awards have been granted. For compensation purposes, the awards made in March 2006 for fiscal 2005 performance and in 2005 for fiscal 2004 performance were valued using the Black-Scholes option-pricing model to determine values of approximately $18.79 per option in 2006 and $12.18 per option in 2005. Key assumptions used in this model in 2006 were: a dividend yield of 0.39%, 35% volatility, a risk-free rate of 4.2% and an eight-year life. Key assumptions used in 2005 were: a dividend yield of 0.44%, 34.4% volatility, a risk-free rate of 4.2% and an eight-year life. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents employer contribution to all perquisites and, for Messrs. Goheen, Rogers and Assie, this also includes employer contribution under the defined contribution pension plan. In addition, for Messrs. Grandey, Goheen and Chad, this amount includes the compensation described in note 2 to the Summary Compensation Table.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

5.	Mr. Goheen’s base salary for 2004 has been pro-rated to reflect five months as chief financial officer commencing August 1, 2004.
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Stock Options
CAMECO OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2006
The following table sets forth the options granted under the Option Plan to each of the Named Executive Officers during the fiscal year ended December 31, 2006. All of the options granted had an exercise price equal to the volume weighted average trading price on the TSX of Cameco shares for the five trading days immediately preceding the grant.

	Securities	% of Total		Market Value of
	Under	Options Granted		Securities Underlying
	Options	to Employees in	Exercise Price	Options at the Time of	Expiration
Name	Granted (#)	2006	($/security)	Grant ($/security)	Date [1]
Gerald W. Grandey	86,000	5.85	41.00	41.00	March 10, 2014
O. Kim Goheen	46,000	3.13	41.00	41.00	March 10, 2014
Terry V. Rogers	50,000	3.40	41.00	41.00	March 10, 2014
George B. Assie	54,000	3.67	41.00	41.00	March 10, 2014
Gary M.S. Chad	40,000	2.72	41.00	41.00	March 10, 2014

Note:

1.	Stock options expire eight years after the date of grant, other than stock options granted prior to 1999, which expire ten years after the date of grant.
AGGREGATE OPTION/SARs EXERCISED IN 2006 AND 2006 YEAR-END OPTION VALUES
The following table shows for each Named Executive Officer:
•	the number of Cameco shares acquired through options during the fiscal year ended December 31, 2006;

•	the aggregate value realized upon exercise before tax;

•	the number of unexercised options held under the Option Plan as at December 31, 2006; and

•	the value of unexercised options held under the Option Plan as at December 31, 2006.

					Net Value of Unexercised In-The
		Aggregate	Unexercised Options/SARs		Money Options/SARs Before
	Securities	Value Realized	at December 31, 2006		Tax at December 31, 2006 [2]
	Acquired on	upon Exercise	(#)		($)
Name	Exercise (#)	Before Tax ($)[1]	Exercisable	Unexercisable	Exercisable	Unexercisable
Gerald W. Grandey	144,000	6,057,755	601,996	528,004	22,569,273	15,459,061
O. Kim Goheen	69,000	2,310,548	45,000	142,000	1,155,105	2,778,908
Terry V. Rogers	84,000	2,869,207	54,000	164,000	1,469,520	3,302,374
George B. Assie	114,000	3,096,982	0	180,000	0	3,569,094
Gary M.S. Chad	114,000	3,078,303	0	142,000	0	2,998,454

Notes:

1.	Aggregate Value Realized Upon Exercise Before Tax is the difference between the fair market value of Cameco shares on the exercise date and the exercise price of the option (as adjusted for the effect of the February 17, 2006 two-for-one stock split).

2.	Net Value of Unexercised In-The-Money Options/SARs Before Tax at December 31, 2006 is equal to the product of the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2006, which was $47.20 per share, and the number of unexercised options held by each Named Executive Officer at December 31, 2006 (as adjusted for the effect of the February 17, 2006 two-for-one stock split).
CAMECO MANAGEMENT PROXY CIRCULAR     40

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table shows as at December 31, 2006 compensation plans under which equity securities are authorized for issuance from treasury.

Number of Securities Remaining
	Number of Securities to	Weighted Average	Available for Future Issuance
	be Issued upon Exercise	Exercise Price of	under Equity Compensation Plans
	of Outstanding Options,	Outstanding Options,	(Excluding Securities Reflected in
	Warrants and Rights	Warrants and Rights	Column (a))
Plan Category	(a) 1	(b)	(c) 2
Equity compensation plans approved by security holders	7,445,053	$19.92	13,242,432
Equity compensation plans not approved by security holders	—	—	—

Total	7,445,053	$19.92	13,242,432

Notes:

1.	Out of the 7,445,053 options outstanding at December 31, 2006, 3,088,841 were exercisable and 4,356,212 were not exercisable. Upon exercise of existing reload options, additional options for 55,000 Cameco shares would be granted. These are included as a component of options which are not exercisable. Reload options ceased being granted after 1998.

2.	The aggregate number of Cameco shares that may be issued pursuant to the Option Plan and other compensation arrangements may not exceed 43,017,198. As of December 31, 2006, there were 13,242,432 options remaining available for issuance under the Option Plan and other compensation arrangements.
A maximum of 43,017,198 Cameco shares, representing 12% of the issued and outstanding Cameco shares as of March 12, 2007, may be issued under the Option Plan and pursuant to any other compensation arrangement. As of the close of business on March 12, 2007, there were 7,306,091 Cameco shares, representing 2.1% of the issued and outstanding Cameco shares, to be issued upon the exercise of outstanding options under the Option Plan, and 13,262,174 Cameco shares, representing 3.8% of the issued and outstanding Cameco shares, remaining available for issuance under the Option Plan.
The following shows the activity in the Option Plan which has taken place since inception:

Initial Share Reserve Maximum (August 15, 1995)	31,460,418
Share Reserve Increase (June 12, 2006)	11,556,780
Share Reserve Maximum	43,017,198
Remaining Available for Grant	13,262,174
Total Shares Issuable Under Outstanding Options (end of business March 12, 2007)	7,306,091
Issued and Outstanding Shares (end of business March 12, 2007)	352,411,852
Total Shares Issuable Under Outstanding Options/Total Shares Issued and Outstanding (end of business March 12, 2007)	2.1%
As of March 12, 2007, the awards of options in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation.
Supplemental Information on Stock Options and PSUs
In order to provide information that may be of interest to shareholders, additional compensation disclosure is provided in the following table. This information is in addition to that required to be disclosed under applicable securities law requirements.
41     CAMECO MANAGEMENT PROXY CIRCULAR

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR ENDING DECEMBER 31, 2006
The following table sets forth the outstanding option awards, for each instrument under which such awards were granted, and the outstanding PSU awards held by each Named Executive Officer as at December 31, 2006.

	Option Awards				PSUs
					Equity Incentive
	Number of	Number of			Plan Awards:	Equity Incentive Plan
	Securities	Securities			Number of	Awards: Market or
	Underlying	Underlying			Unearned Shares,	Payout Value of
	Unexercised Options	Unexercised	Option		Units, or Other	Unearned Shares,
	[1]	Options [1]	Exercise	Option	Rights that Have	Units, or Other Rights
	(#)	(#)	Price	Expiration	Not Vested [2]	that Have Not Vested[3]
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	Vesting Date

Gerald W. Grandey	0	86,000	41.00	Mar. 10, 2014	18,000	849,600	Dec. 31, 2008
	70,000	140,000	27.04	Mar. 2, 2013	90,000	4,248,000	Dec. 31, 2007
	123,996	62,004	10.51	Mar. 4, 2012
	144,000	0	5.88	Mar. 10, 2011
	120,000	240,000	6.25	Jan. 1, 2011
	144,000	0	7.31	Feb. 26, 2010

O. Kim Goheen	0	46,000	41.00	Mar. 10, 2014	9,000	424,800	Dec. 31, 2008
	0	6,000	16.62	Nov. 2, 2014	12,600	594,720	Dec. 31, 2007
	30,000	60,000	27.04	Mar. 2, 2013
	15,000	30,000	10.51	Mar. 4, 2012

Terry V. Rogers	0	50,000	41.00	Mar. 10, 2014	10,000	472,000	Dec. 31, 2008
	36,000	72,000	27.04	Mar. 2, 2013	16,800	792,960	Dec. 31, 2007
	0	42,000	10.51	Mar. 4, 2012
	18,000	0	5.88	Mar. 10, 2011

George B. Assie	0	54,000	41.00	Mar. 10, 2014	10,000	472,000	Dec. 31, 2008
	0	84,000	27.04	Mar. 2, 2013	18,000	849,600	Dec. 31, 2007
	0	42,000	10.51	Mar. 4, 2012

Gary M.S. Chad	0	40,000	41.00	Mar. 10, 2014	7,600	358,720	Dec. 31, 2008
	0	60,000	27.04	Mar. 2, 2013	8,400	396,480	Dec. 31, 2007
	0	42,000	10.51	Mar. 4, 2012

Notes:

1.	Options vest at a rate of one-third per year.

2.	The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance of the Named Executive Officers. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on performance (and 200% for truly exceptional performance).

3.	These amounts represent the value of PSUs as at December 31, 2006, based upon the year-end share price of $47.20.
Pension Plans
Base Plans
All Cameco employees participate in a defined contribution pension plan/group RRSP with the exception of two executives that participate in a defined benefit pension plan as of December 31, 2006. The defined benefit pension plan is being phased out and will exist only for so long as the current members, retirees and their spouses are entitled to receive benefits under the plan. No new members have been added since 1997 and members will not be added in the future.
CAMECO MANAGEMENT PROXY CIRCULAR     42

Supplemental Executive Pension Program
The executives and certain officers of Cameco’s wholly owned subsidiaries also participate in Cameco’s supplemental executive pension program. As at December 31, 2006, there are 15 active members, and 16 retirees and spouses of deceased retirees participating. This program, which is non-contributory by members, requires participation in either the registered defined benefit plan or the registered defined contribution plan as noted above. This program is designed to attract and retain talented executives over the long term as part of a competitive compensation package and to provide benefits above the limits imposed under the Income Tax Act (Canada) (ITA).
The defined benefit base plan is subject to a maximum annual benefit accrual provided for by the ITA, currently $2,111 for each year of credited pensionable service, with the result that benefits cannot be earned in this base plan on salaries above approximately $105,500 per annum. The defined contribution base plan was subject to a contribution limit of $19,000 in 2006 provided for in the ITA, with a salary of approximately $172,700 resulting in the maximum permitted contribution.
Under the supplemental program, executives as well as officers of certain Cameco subsidiaries receive overall benefits equal to 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service minus the benefits payable under the base plan. For executive officers, the overall benefits payable under the program for years of service after January 1, 1998 is an additional 1.2% for a total 3% of average earnings minus the benefits payable under the base plan. The supplemental program only provides benefits based on actual years of service with Cameco with no past service credits or accelerated service of any kind being awarded under the program. In addition, benefits payable are based on the individual’s highest three years of base salary excluding bonuses and taxable benefits. The supplemental program is funded on an annual basis by Cameco, except in respect of benefits for participants that are US taxpayers. All benefits to such participants, which includes Messrs. Grandey, Goheen, Rogers and Assie, are unfunded and, as of December 31, 2006, the amount of this unfunded liability was approximately $11.6 million. Full benefits are payable at normal retirement age, which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Benefits are not subject to deduction for social security or other offset amounts.
Estimated annual benefits payable upon retirement to the Named Executive Officers of the specific compensation and years of credited service classifications are determined based upon the following tables. Pension Plan Table I represents benefits related to credited service up to January 1, 1998 at 1.8% of highest average earnings and Pension Plan Table II represents benefits related to years of service after this date at 3% of highest average earnings. Total pension benefits payable to a Named Executive Officer would be determined by adding the figures derived from the two tables based upon years of service pre and post January 1, 1998 and the average salary for the highest three years of base salary earned by the Named Executive Officer.
TABLE I
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE UP TO JANUARY 1, 1998

Three-Year	Number of Years of Credited Service
Average	Up to January 1, 1998
Earnings	Years of Service – Named Executive Officers
($)	5	10	15	20	25	30	35
$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000
$800,000	$72,000	$144,000	$216,000	$288,000	$360,000	$432,000	$504,000
$900,000	$81,000	$162,000	$243,000	$324,000	$405,000	$486,000	$567,000
$1,000,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
43     CAMECO MANAGEMENT PROXY CIRCULAR

TABLE II
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE AFTER JANUARY 1, 1998

Three-Year	Number of Years of Credited Service
Average	After January 1, 1998
Earnings	Years of Service – Named Executive Officers
($)	5	10	15	20	25	30	35
$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000
$800,000	$120,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000
$900,000	$135,000	$270,000	$405,000	$540,000	$675,000	$810,000	$945,000
$1,000,000	$150,000	$300,000	$450,000	$600,000	$750,000	$900,000	$1,050,000
The estimated full years of credited service in the plans at their normal retirement date (age 65), for the Named Executive Officers, are as follows:

		Estimated Years of Credited	Estimated Full Years of
	Years of Credited Service up to	Service after January 1, 1998 at	Credited Service at Normal
	January 1, 1998	Normal Retirement	Retirement
Gerald W. Grandey	5.00	13.50	18.50
O. Kim Goheen	0.88	21.07	21.95
Terry V. Rogers	—	12.20	12.20
George B. Assie	18.25	18.33	36.58
Gary M.S. Chad	7.12	18.93	26.05
On December 31, 2006, each of the Named Executive Officers, except Mr. Terry Rogers, had nine years of credited service after January 1, 1998. Mr. Rogers had 7.53 years of credited service after January 1, 1998. See the table below under Executive Pension Value Disclosure for the estimated total annual benefits payable to the Named Executive Officers.
Executive Pension Value Disclosure
The following supplementary table provides estimated pension service costs, accrued pension obligations and annual pension payable under Cameco’s pension plans for each of the Named Executive Officers. This information is in addition to that required to be disclosed under applicable securities law requirements.
CAMECO MANAGEMENT PROXY CIRCULAR     44

EXECUTIVE PENSION VALUE DISCLOSURE 1

				Annual
	Current	Accrued		Pension
	2006	Obligations	Defined	Benefits	Age	Credit
	Service	at December	Contribution	Payable at	(as of	Service	Normal
	Cost	31, 2006	Cost for 2006	Age 65	December	Assumed	Retirement
Name	($) [2,3]	($) [2,4]	($)	($) [5]	31, 2006)	to Age 65	Age [6]

G.W. Grandey	241,700	3,561,000	0 [7]	398,970	60	18.50	65
O.K. Goheen	113,200	1,175,900	19,000	270,889	52	21.95	65
T.V. Rogers	162,400	1,288,700	19,000	184,354	60	12.20	65
G.B. Assie	108,800	3,120,100	19,000	442,450	55	36.58	65
G.M.S. Chad	117,800	1,999,900	0 [7]	272,786	55	26.05	65

Notes:

1.	Amounts shown include pension benefits under the Cameco registered pension plans (defined benefit or defined contribution) and supplemental retirement plans.

2.	The pension benefit obligations and the service costs are estimates based upon assumptions that represent contractual entitlements that may change over time. The methods used to determine estimated amounts will not be identical to the methods used by other issuers and, as a result, the figures may not be directly comparable among companies. The key assumptions to estimate these benefit obligations are: 100% vesting; retirement age 63 or one year after valuation date if 63 or older; salary increases 4.5% per annum; the discount rate used to determine the benefit obligation was 5.25%; and benefits are pre-tax. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2006 to be reported in its financial statements.

3.	Service cost is the value of the projected pension earned for the period January 1, 2006 to December 31, 2006. The total 2006 service cost in respect of the Cameco registered pension plan and supplemental retirement plans is $1,028,000.

4.	Accrued obligation is the value of the projected pension earned for service to December 31, 2006. The total accrued obligation for all participants in respect of the Cameco registered pension plan and supplemental retirement plans is $23,272,000.

5.	Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.

6.	Under Cameco’s supplemental executive pension plan, Named Executive Officers are eligible to retire at 55, which would result in reductions to the benefits they are entitled to receive.

7.	Mr. Grandey and Mr. Chad participate in Cameco’s defined benefit plan and as a result do not have any defined contribution costs.
Senior Executive Employment Contracts
The corporation has a five-year employment agreement with Mr. Grandey as Chief Executive Officer from January 1, 2003 to December 31, 2007. As part of his employment agreement, he was granted stock options to purchase 600,000 Cameco shares exercisable at $6.25, the closing price of Cameco shares on the TSX on December 31, 2002. (The number of stock options and the December 31, 2002 TSX closing price of Cameco shares have been adjusted for the impact of the December 31, 2004 and February 17, 2006 stock splits.) These options expire eight years after the grant. Twenty per cent are exercisable by Mr. Grandey on and after December 31, 2003, 40% are exercisable on and after December 31, 2004, 60% are exercisable on and after December 31, 2005, 80% are exercisable on and after December 31, 2006 and 100% are exercisable on and after December 31, 2007, provided Mr. Grandey has not resigned or been terminated for cause. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than 0.725. Mr. Grandey is entitled to receive, if terminated without cause, a sum equal to three times his base salary at that time, plus benefits. Mr. Grandey’s employment agreement was amended by an amending agreement dated November 1, 2005. Pursuant to this amending agreement, if Mr. Grandey’s employment is terminated without cause within 12 months of a change of control (where change of control is defined as one person acquiring control of 35% or more of the outstanding Cameco shares), all of Mr. Grandey’s unvested stock options shall immediately vest and become exercisable for a period of 24 months and all of his PSUs shall become fully vested and shall be paid to Mr. Grandey at the target award. The HRCC and Mr. Grandey intend to negotiate an extension to this agreement in 2007.
The corporation entered into amended and restated employment agreements dated November 1, 2005 with Messrs. Rogers, Assie, Goheen and Chad. Pursuant to these agreements, if terminated without cause, these executives are to receive a lump sum payment equal to their base salary and their target bonus for the lesser of two years or the period remaining until their 65th birthday, plus benefits, stock options, pension and supplemental pension. In addition, all of these agreements have a similar change of control provision as Mr. Grandey’s amending agreement, except that change of control is defined as one person acquiring control of 50% or more of the outstanding Cameco shares.
45     CAMECO MANAGEMENT PROXY CIRCULAR

On January 9, 2007, Timothy S. Gitzel was appointed to the position of Senior Vice-President and Chief Operating Officer, replacing Mr. Rogers, who opted for early retirement. To assist with the transition, Mr. Rogers will continue as a senior vice-president for up to six months in 2007. To reflect this new employment arrangement, the corporation entered into an amended employment agreement with Mr. Rogers dated January 9, 2007. Pursuant to this agreement, the change of control provisions and the termination without cause provisions of Mr. Rogers’ previous employment agreement are no longer applicable.
Mr. Gitzel has entered into an employment agreement with the corporation, pursuant to which he will receive a base salary of $440,000, an initial grant of 3,000 PSUs and 10,000 options, and is entitled to participate in the employee pension plan and the supplemental executive pension plan. In accordance with Cameco’s executive share ownership guidelines, Mr. Gitzel is required to acquire Cameco shares equal to at least two times his base salary within five years of commencing employment. If terminated without cause, Mr. Gitzel is entitled to receive a lump sum payment equal to his base salary and his target bonus for the lesser of 1.5 years or the period remaining until his 65th birthday, plus benefits, pension and supplemental pension until the lesser of 1.5 years, the period remaining until his 65th birthday or until he obtains new employment. In addition, the agreement provides a similar change of control provision as in the employment agreements with the other senior vice-presidents.
INDEBTEDNESS OF DIRECTORS
AND EXECUTIVE OFFICERS
As of March 12, 2007, there was no indebtedness (other than routine indebtedness, as defined under applicable Canadian securities laws) of any officers, Directors and employees and former officers, Directors and employees of the corporation or its subsidiaries to the corporation or any of its subsidiaries.
CORPORATE GOVERNANCE
The Board and management believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.
Over the past several years, the Board has reviewed and strengthened its governance practices in the context of developing governance standards. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by the Canadian Securities Administrators (CSA), as well as by the Securities and Exchange Commission (SEC) and the NYSE giving effect to the provisions of the Sarbanes-Oxley Act (United States).
The Board will continue to review and revise Cameco’s governance practices in response to changing governance expectations, regulations and best practices.
The Board has established a NCGRC that is responsible for reviewing the corporate governance guidelines on an annual basis and recommending to the Board amendments to the guidelines where appropriate.
Under rules adopted by the Canadian securities regulatory authorities, Cameco is required to disclose information relating to its corporate governance. Additional information relating to corporate governance can be found at Cameco’s website at www.cameco.com under Governance and are available in print upon request.
Summary of Corporate Governance Practices
Role of the Board of Directors
The Board is responsible for supervising the management of the business and affairs of the corporation. Cameco’s business and affairs are conducted by its employees and management under the direction of the Chief Executive Officer and the oversight of the Board. The Board exercises its stewardship or oversight role by:
•	determining the corporation’s direction and character through approving its vision, mission, values and key policies, and making decisions which set the tone and direction for the corporation; and
CAMECO MANAGEMENT PROXY CIRCULAR     46

•	ensuring that the Chief Executive Officer and senior management are capably carrying out their responsibilities at all times. The Board regularly monitors the effectiveness of management, including management’s leadership, recommendations, decisions and the execution of its strategies.
The Board seeks to sustain a successful business, optimizing long-term financial returns and increasing the corporation’s value. Consistent with Cameco’s commitment to sustainable development, the Board considers in its decisions the interests of Cameco’s shareholders, customers, employees, suppliers, the communities and environment where it operates, government and regulators, and the general public.
The Board is committed to good corporate governance, recognizing that it is important for strong performance by the corporation. In its deliberations, the Board seeks to create a climate of respect, trust and candor, fostering a culture of open inquiry. One of the Board’s specific duties is to oversee the establishment of Cameco’s governance framework. The direction and character of Cameco are defined by Cameco’s vision, mission and values and reflected in its governance documents, including its policies, code of conduct and ethics, charters, guidelines and principles (collectively called “policies”) and programs. The policies set out Cameco’s commitments and the programs state how Cameco will carry out those commitments. Cameco’s key policies are approved by the Board upon the recommendation of management.
As a publicly listed company on the TSX and the NYSE, Cameco is subject to a variety of corporate governance guidelines and requirements in both Canada and the United States. The Board has adopted guidelines to assist it in its corporate governance responsibilities and to ensure that Cameco’s corporate governance practices comply with all of the governance rules and legislation in Canada and those of the United States applicable to foreign private issuers.
The Board has adopted a formal mandate which describes specific duties and responsibilities of the Board, some of which include:
•	selection, evaluation and, if necessary, termination of the Chief Executive Officer;
•	satisfying itself as to the integrity of the executive officers and the culture of integrity throughout Cameco;
•	succession planning and performance monitoring of senior management;
•	adoption of an annual strategic planning process, including approving strategic plans and monitoring Cameco’s performance against those plans;
•	identification of principal risks and ensuring risk management systems are in place to mitigate such risks;
•	ensuring the integrity of Cameco’s internal control and management information systems; and
•	making such decisions about material corporate matters, including recommendations from its various committees, and approving such documents which require Director approval under law and regulation.
A copy of the Board’s mandate and Cameco’s comprehensive set of corporate governance guidelines can be found on Cameco’s website at www.cameco.com under Governance and are also available in print upon request.
Director’s Responsibilities
The primary responsibility of individual Directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Cameco. In order to fulfil this responsibility, each Director is expected to:
•	act in the best interests of the corporation, owing a duty to the corporation as a whole and not to any particular constituency thereof;
47     CAMECO MANAGEMENT PROXY CIRCULAR

•	comply with the code of conduct and ethics, including conflict disclosure requirements;
•	develop and maintain a thorough understanding of the markets in which Cameco conducts business, its strategy and business operations and its financial position and performance;
•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;
•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration; and
•	engage in continuing education programs for Directors, as appropriate.
Information Regarding Current and Proposed Directors
The names of Cameco’s current and proposed Directors, together with their age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, other principal directorships and committee memberships are set out in this circular under Business of the Meeting – Election of Directors. Also indicated for each Director is the number of Cameco shares beneficially owned, directly or indirectly, by the Director or over which the Director exercised control or direction on December 31, 2006 and, as of the same date, the number of DSUs credited to the account of the Director and the number of options held by each Director.
Attendance and Participation
Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member, and the annual meeting of shareholders. A Director who is unable to attend a Board or committee meeting in person may participate by teleconference.
The attendance records of the Directors during fiscal year 2006 are set out under Disclosure of Compensation and Other Information – Compensation of Directors – Board and Committee Attendance of Directors.
Strategic Planning and Risk Management
Management is responsible for the development of a strategic plan which is presented annually to the Board for approval. At least once a year, the Board holds a special meeting to specifically discuss strategic planning and strategic issues. The corporation’s comprehensive strategic planning process results in the annual review and approval by the Board of a strategic plan, a one-year budget and a two-year financial plan.
The Board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The Board reviews and sets policies for the implementation and monitoring of identifiable risks. The NCGRC is responsible for the oversight of risk management. For the Board to enhance the Directors’ understanding of the principal business risks facing Cameco and to improve the risk management systems at Cameco, management has developed and implemented an enterprise risk management system, which reports quarterly to this committee and annually to the Board. The reserves oversight committee oversees the estimation of Cameco’s reserves. In addition, the audit committee monitors certain financial risks and the SHE committee reviews with management Cameco’s systems related to safety, health and environmental risk.
Nomination of Directors
In 2006, on the recommendation of the NCGRC, the size of the Board was increased to 14 members with the appointment of A. Anne McLellan to the Board. The Board believes that its present size brings the necessary skills and experience to Board decision-making to form an effective decision-making body. Cameco’s NCGRC annually assesses the size of the Board and its composition to determine whether it has all the necessary constituents for effective decision-making.
CAMECO MANAGEMENT PROXY CIRCULAR     48

The NCGRC is responsible for establishing the competencies and skills considered necessary for the Board as a whole, and for each existing Director and new nominee to bring to the Board. The NCGRC identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any other qualifications they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the corporation. Prior to nomination, candidates are required to disclose to the NCGRC potential conflicts of interest with Cameco.
In 2006, consistent with developing corporate governance practices, the Board, on the recommendation of the NCGRC, adopted a majority voting policy for the election of Directors at the annual shareholders’ meeting. This policy provides that in an uncontested election, any nominee for Director who receives more “withheld” votes than “for” votes will tender his or her resignation for consideration by the NCGRC. The NCGRC will review the matter and make a recommendation to the Board whether to accept the Director’s resignation. The Board will publicly disclose its decision to accept or reject the resignation within 90 days of the shareholders’ meeting, including the reasons for rejecting the resignation, if applicable. The Director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the NCGRC or the Board regarding the resignation. If a resignation is accepted, the Board may appoint a new Director to fill the vacancy created thereby.
The NCGRC is responsible for maintaining a Board succession plan that is responsive to the corporation’s needs and the interests of shareholders. It is also responsible for maintaining a matrix of Director talent and Board requirements in order to identify possible gaps in the skills of the Board as a whole.
Board members complete annual skills and experience self-assessments, which are reviewed by the NCGRC to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps in order to identify any new nominees to the Board.
In 2006, due to substantially increased demands on directors of public companies, Cameco amended its corporate governance guidelines to provide that a Director who is also a chief executive officer of a public company should not serve concurrently on the boards of more than two other public companies, in addition to the board of the company for which he or she is the chief executive officer. Other Directors may not serve concurrently on the boards of more than four public companies, in addition to Cameco’s Board. Notwithstanding the foregoing, a Director may serve on more boards than these stipulated amounts for an interim period where such Director has stated his or her intention to resign or not stand for re-election for one or more of such other boards, such that the Director shall be in compliance with this provision no later than the next annual general meeting or meetings of such other public company or companies. Directors are expected to apprise the Chair of the Board and the NCGRC chair of a proposed acceptance of a directorship on an additional public company in order to provide an opportunity for the Chair of the Board and the NCGRC chair to be satisfied that the Director is in compliance with these guidelines and that no real or apparent conflict of interest would result.
Directors may not sit on boards of corporations competing with Cameco nor be members of organizations or groups adverse in interest to Cameco without the permission of the Board.
When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, the Director shall promptly offer his or her resignation to the Chair of the Board. The NCGRC will consider the change in circumstance and recommend to the Board whether the Director’s resignation should be accepted.
The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.
To encourage Board renewal, the Board has adopted a retirement age of 72 years, which limit can be extended at the discretion of the Board. In 2006, the Board extended the retirement age for George Dembroski for one year. Such extension will be reviewed annually by the Board.
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Duties and Responsibilities of the Chief Executive Officer
The Board has adopted a position description for Cameco’s Chief Executive Officer, which sets out the duties and responsibilities of the Chief Executive Officer. This position description is reviewed by the Board from time to time. A copy of the position description for the Chief Executive Officer can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
The Chief Executive Officer’s limits of authority have been clearly defined by resolution of the Board. The Board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million.
The corporation’s annual objectives constitute the Chief Executive Officer’s mandate on a year-to-year basis. These goals include specific quantifiable goals. The HRCC reviews and recommends to the Board the Chief Executive Officer’s specific objectives on an annual basis, which are then approved by the Board.
Succession Planning and Leadership Development
The HRCC annually reviews the corporation’s succession plan. As well, the Board annually receives a formal presentation of the succession plan. The HRCC also ensures that processes are in place for the development of leaders at Cameco for management succession. The Board creates opportunities for Directors to become acquainted with employees who have the potential to become members of senior management. Such opportunities may include presentations to the Board by these employees or interaction with them at company functions.
Executive Compensation
All compensation policies and programs for Cameco’s executive officers (including the Chief Executive Officer and senior vice-presidents) are reviewed by the HRCC and recommended to the Board for approval. The compensation policies and programs link executive compensation to corporate performance and the creation of sustained shareholder value. The HRCC reviews the annual performance of the Chief Executive Officer and performance assessments of the senior vice-presidents provided by the Chief Executive Officer, all in light of the corporation’s performance, then recommends compensation awards for the Chief Executive Officer and senior vice-presidents to the Board for approval. Compensation approved by the Board is effective immediately. The HRCC also recommends to the Board for approval the corporate annual goals and objectives which become the Chief Executive Officer’s specific annual goals and objectives. In conducting management evaluation and determining management compensation, the HRCC retains outside advisors independent of management.
Cameco’s executive compensation philosophy is described under Disclosure of Compensation and Other Information – Report of the Human Resources and Compensation Committee on Executive Compensation.
Internal Controls
The Board and its committees monitor the integrity of Cameco’s internal controls and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee annually reviews the disclosure controls and procedures of the corporation, internal controls over financial reporting and the certification timetable and process whereby the Chief Executive Officer and the chief financial officer certify the accuracy of the quarterly and annual securities filings as required by applicable securities regulations. Quarterly financial presentations are made to the audit committee. At every regular meeting, the audit committee meets with each of the internal auditor and external auditors of the corporation separately from management. The Board receives comprehensive monthly written reports, which include extensive financial information showing results and comparisons to budgets and forecasts. The Board receives quarterly financial presentations from the chief financial officer as to results and forecasts. The SHE committee of the Board is responsible for monitoring the safety, health and environmental management systems at Cameco. The NCGRC receives quarterly reports on Cameco’s enterprise risk management system and enterprise risks.
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Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of Cameco’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed Cameco’s internal controls over financial reporting as of December 31, 2006, the end of its fiscal year, in accordance with Canadian and US rules.
Approach to Corporate Governance
The NCGRC is mandated to be responsible to the Board for governance of Cameco, including the corporation’s approach to corporate governance issues and the relationship of the Board to management.
Access to Management and Outside Advisors
Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.
Individual Directors can engage outside advisors with the authorization of the NCGRC. Each committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties.
Independence of the Board of Directors
Except during periods of temporary vacancies, the Board believes that at least a majority of the members of the Board should be independent Directors and that all of the members of the audit committee, the HRCC and NCGRC should be independent Directors. In 2006, the Board again waived the provision for a fully independent NCGRC in favour of Joe Colvin remaining on the committee, as described below.
The Board is responsible for determining whether or not each Director is independent. The criteria used by the Board for determining Director independence meet the standards of the CSA set forth in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards. Cameco’s criteria for Director independence are set out as Appendix “A” to the Board mandate.
Directors are required to provide to the NCGRC with full information regarding their business and other relationships with the corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.
The Board has reviewed the independence of each Director and determined that Gerald W. Grandey, President and Chief Executive Officer, and Joe F. Colvin are the only Board members who are currently not independent.
•	Gerald W. Grandey: not independent – President and Chief Executive Officer of Cameco.
•	Joe F. Colvin: not independent – Mr. Colvin retired in February 2005 as the president and chief executive officer of Nuclear Energy Institute Inc. (NEI), a nuclear industry association of which Cameco is a member. Although Mr. Colvin is considered non-independent as a technical matter, because Mr. Grandey served on NEI’s executive and compensation committee for the last 10 months of Mr. Colvin’s term as president and chief executive officer of NEI, the Board does not believe that this relationship affects Mr. Colvin’s ability to exercise independent judgment as a Board or committee member.
•	James R. Curtiss: independent – Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. In deciding his status as that of an independent Director, the Board considered the nature of the corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of the law firm, the relationship of Mr. Curtiss to management and the level of
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independence exhibited by Mr. Curtiss in discharging his duties at Board and committee meetings and otherwise.
•	John S. Auston – independent
•	John H. Clappison – independent
•	Harry D. Cook – independent
•	George S. Dembroski – independent
•	Nancy E. Hopkins – independent
•	J. W. George Ivany – independent
•	A. Anne McLellan – independent
•	A. Neil McMillan – independent
•	Oyvind Hushovd – independent
•	Robert W. Peterson – independent
•	Victor J. Zaleschuk – independent
Independent Chair of the Board
The Board has appointed a non-executive, independent Director as Chair of the Board, which allows the Board to function independently of management. Mr. Zaleschuk has held this position since 2003. The Chair is responsible for, among other things, leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; presiding as Chair of the Board at all meetings of the Board and shareholders; ensuring the adoption of and compliance with procedures such that the Board will conduct its work effectively and efficiently, independently from management, including the scheduling, calling and chairing of Board meetings, meetings without the presence of management, and meetings of the independent Directors; acting as a liaison between the Board and the senior management of Cameco, including acting as an advisor to and sounding board for the Chief Executive Officer; and ensuring timely and relevant information and other resources are available to the Board to adequately support its work.
The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities of the Chair of the Board. This position description is reviewed by the Board from time to time. A copy of the position description for the Chair of the Board can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
Meetings of Non-Management Directors
Directors meet separately without management present at every regularly scheduled Board meeting. The Chair of the Board informs management of the substance of these meetings to the extent that action is required by them. During fiscal year 2006, Directors met separately without management present at all six regularly scheduled Board meetings and at one special Board meeting.
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Committees of the Board
The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time, which committees generally make recommendations to the Board for approval:
•	the audit committee;
•	the human resources and compensation committee;
•	the nominating, corporate governance and risk committee;
•	the reserves oversight committee; and
•	the safety, health and environment committee.
     Independence of Board Committees
The audit committee and the HRCC are both comprised solely of independent Directors who are selected by the Board on the recommendation of the NCGRC.
The NCGRC is comprised solely of independent Directors with the exception of Mr. Colvin. The Board waived its requirement for all independent members in favour of Mr. Colvin’s membership. Mr. Colvin is not considered independent for technical reasons which the Board does not believe affects his ability to exercise independent judgment as a committee member.
The SHE committee and reserves oversight committee are each comprised of a majority of independent Directors who are selected by the Board on the recommendation of the NCGRC.
     Committee Chairs
Each committee of the Board is chaired by a Director who is selected by the Board on the recommendation of the NCGRC. The committee chair is responsible for determining the agenda and the frequency and conduct of meetings. Each committee mandate includes a position description for the committee’s chair.
     Committee Mandates
Each committee has a mandate which sets out its responsibilities and duties. Copies of all committee mandates can be found on Cameco’s website at www.cameco.com under Governance and are also available in print upon request. Below is a brief description of the responsibilities of each committee.
•	Audit Committee

The audit committee’s role is to assist the Board in fulfilling its oversight responsibilities for reviewing and approving annual audited financial statements and related management’s discussion and analysis, and quarterly financial statements and related management’s discussion and analysis, accounting and financial reporting process, internal controls, external auditors (including performance, qualifications, independence and audit of the corporation’s financial statements), performance of the internal audit functions and compliance with laws and regulations (other than environment and safety). The audit committee makes recommendations to the Board respecting the above matters. The audit committee also monitors employees’ compliance with the code of conduct and ethics.
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•	Human Resources and Compensation Committee

The HRCC makes recommendations to the Board respecting Board and senior management compensation and contractual arrangements, succession planning and the human resources policies for the corporation. It reviews executive compensation disclosure before this information is publicly disclosed. It is responsible for pension plan governance, including oversight of the management of the corporation’s pension plans.

•	Nominating, Corporate Governance and Risk Committee

The NCGRC makes recommendations to the Board for the nomination of Directors and committee members and assesses the effectiveness of the Board and its committees. It has responsibility for evaluating and advising the Board on the corporation’s approach to corporate governance and oversight for risk management. It also has responsibility for recommending to the Board the establishment of the code of conduct and ethics and for overseeing compliance by Board members with the code.

•	Reserves Oversight Committee

The role of the reserves oversight committee is to oversee the estimation of mineral reserves by management and review and recommend to the Board reserves information before publication.

•	Safety, Health and Environment Committee

The SHE committee makes recommendations to the Board respecting the corporation’s safety, health and environment policies and management systems. The committee also monitors the safety, health and environmental performance of the corporation.

Audit Committee Independence and Qualifications
In addition to satisfying the Board independence criteria, Directors who are members of the audit committee must satisfy the independence criteria for audit committee members set out in the CSA’s Multilateral Instrument 52-110 –Audit Committees and the NYSE corporate governance standards. Audit committee members must also meet the financial literacy requirements set out in applicable securities laws, with one member having accounting or related financial expertise and with one member, where possible, qualifying as an audit committee financial expert. Cameco’s audit committee members meet such financial literacy requirements; John H. Clappison has accounting or related financial expertise and is Cameco’s audit committee financial expert.
Compensation of Directors
The Board believes that compensation for Directors should be competitive with the compensation paid to directors of comparable companies. The HRCC reviews Directors’ compensation at least every two years and makes recommendations to the Board. Directors who are employees of the corporation or any of its affiliates do not receive any compensation for service as Directors.
Directors receive 60% of their annual retainer in DSUs and may elect to receive the remainder of the annual retainer and any additional fees in DSUs.
Directors are reimbursed by the corporation for reasonable travel and other out-of-pocket expenses incurred in connection with their duties as Directors.
Compensation paid to each Director during fiscal year 2006 is set out under Disclosure of Compensation and Other Information – Compensation of Directors.
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Share Ownership
The share ownership guidelines established by the Board call for each Director to own and maintain, during his or her term on the Board, Cameco shares or DSUs equal in value to three times his or her annual retainer within five years of joining the Board. The share ownership guidelines also require the Chief Executive Officer to own Cameco shares equal to four times his base salary, senior vice-presidents to own Cameco shares equal to two times their base salary, and vice-presidents to own shares equal to one time their base salary.
Board Evaluation
Annually, the NCGRC reviews the effectiveness of the Board, its Chair and committees and individual Directors through the use of a confidential survey, including a self-assessment, completed by each Board member. The results of the surveys are subsequently discussed by the Board.
The chair of the NCGRC, through interviews with each Director, provides Directors with an opportunity to discuss any matters relating to their peers’ performance or other aspects of the functioning of the Board. The NCGRC, through the survey and interviews, assesses the operation of the Board and the committees, the adequacy of information given to Directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual Directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.
In addition, the members of each Board committee self-assess the effectiveness of their committee and its chair by completing a confidential survey. The survey is reviewed by the chair of each respective committee and reported to the Board as to committee effectiveness. The effectiveness of the chair of each committee is reviewed by the Board Chair and reported to the Board.
Orientation Program
Upon appointment, each new Director receives an education manual including up-to-date information on Cameco’s corporate and organizational structure, recent filings and financial information, governance documents and important policies. The manual also includes background information on the corporation and the uranium and nuclear industries.
A formal orientation session is given to new Directors to familiarize them with Cameco, its business, industry, various departments, senior executive and the contribution individual Directors are expected to make.
New Directors are introduced to senior management through presentations and informal social gatherings.
Continuing Education
Ongoing education is provided by management through presentations to the Board and committees when any key business decisions are sought and at strategic planning meetings. The Directors also obtain knowledge of both Cameco’s operations and the industry through visits to a different Cameco operated facility or other nuclear facility each year.
Board members are encouraged to attend conferences or seminars at Cameco’s expense. The conference or seminar can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the member’s knowledge of industries relevant to the corporation. The corporate secretary notifies Board members of conferences, seminars or other educational opportunities on pertinent topics.
The audit committee has developed and implements an ongoing education program specifically for its committee members.
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Disclosure Policy
Cameco has a formal communications policy and is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor, corporate and government relations department (IR) provides information to current and potential shareholders and responds to their inquiries and concerns. The Chief Executive Officer and other officers meet frequently with financial analysts and institutional investors. The IR staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.
The Board has approved and annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. All material public filings are reviewed by a disclosure committee comprised of senior management, which reports to the audit committee. The disclosure committee prepares formal disclosure controls and procedures for approval by the audit committee. The disclosure committee annually reviews them for effectiveness, recommending changes where appropriate to the audit committee. Prior to approval by the Board, certain public filings or portions thereof are reviewed by the audit committee, the reserves oversight committee or the HRCC. The audit committee reviews and recommends to the Board the approval of the annual and interim financial statements and management’s discussion and analysis. The Board reviews and approves these documents as well as management proxy circulars, prospectuses, annual information forms, quarterly reports, US Form 40-F filings and other disclosure documents required to be approved by the Directors of a corporation under securities laws, securities regulations or stock exchange rules.
Code of Conduct and Ethics
The Board expects all Directors, officers and employees of the corporation to act with honesty, integrity and impartiality in order to earn and sustain trust, reflecting Cameco’s values at all times. The corporation has adopted a code of conduct and ethics which addresses, among other things, financial reporting and accountability, conflicts of interest, corporate opportunities, confidentiality, compliance with applicable laws, rules and regulations (including safety, health, environmental, securities disclosure and insider trading laws) and the reporting of illegal or unethical behaviour, and establishes mechanisms to facilitate the effective operation of the code.
Employees and Directors are required to report all actual, potential or perceived conflicts of interest to the corporate secretary who will bring the conflict for employees to management’s ethics compliance committee and for Directors to the attention of the NCGRC. All Directors will excuse themselves from any discussion or decision affecting their business or personal interests. An annual compliance certificate is required to be signed by all Directors and employees of Cameco with supervisory responsibilities. The audit committee receives an annual compliance report for employees, and the NCGRC receives an annual compliance report for Directors. Issues arising between annual reporting are brought to the attention of the appropriate committee. In March 2006, Cameco established a confidential ethics hotline which receives confidential concerns from employees online or by telephone.
A copy of the code of conduct and ethics can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
Compliance with Certain NYSE Corporate Governance Standards
In addition to being in compliance with the corporate governance standards applicable to Canadian TSX listed corporations and the requirements of the Sarbanes-Oxley Act (United States) and the NYSE corporate governance standards applicable to it as a foreign private issuer with the SEC, Cameco adheres to many of the NYSE corporate governance standards applicable to US domestic issuers. In particular:
•	a majority of the Board is independent under the NYSE standards;
•	non-management Directors meet separately from management at regularly scheduled meetings;
•	the HRCC has a written mandate and the committee members are independent under the NYSE standards;
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•	the audit committee has a written mandate and the committee members are independent under the applicable SEC and NYSE requirements;
•	the corporation has an internal audit function that provides management and the audit committee with ongoing assessments of the corporation’s internal controls and an enterprise risk function that provides the NCGRC with an ongoing assessment of corporate risk management; and
•	Cameco has a code of conduct and ethics applicable to its officers, employees and Directors.
Cameco’s governance practices differ significantly in only one respect from those required of US domestic issuers under the NYSE standards. Cameco’s NCGRC has a written mandate; however, one member of the committee is not independent under the NYSE standards.
Communication with Independent Directors
Shareholders, employees or other interested parties may contact the Chair of the Board or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, a sealed envelope marked “Private and Strictly Confidential – Attention: Chair of the Board of Directors of Cameco Corporation.” Any such envelope will be delivered unopened to the Chair of the Board.
ADDITIONAL ITEMS
Directors’ and Officers’ Liability Insurance
The corporation maintains a directors’ and officers’ liability insurance policy. Coverage is $150 million per occurrence and limited to $150 million in each policy year subject to a $2.5 million deductible to be paid by the corporation. The annual premium paid by the corporation is $1,366,116.
The corporation has agreed to indemnify each Director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a Director or officer of the corporation, subject to the limitations contained in the Canada Business Corporations Act.
Submission Date for 2008 Shareholder Proposals
The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to the corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders, which is expected to be held in May 2008, is January 10, 2008.
Delivery of Additional Information
Further information about Cameco, including its articles of incorporation and bylaws, may be obtained from its website at www.cameco.com and from the SEDAR website at www.sedar.com.
Financial information relating to Cameco can be found in the audited financial statements and management’s discussion and analysis for Cameco’s most recently completed financial year, contained in Cameco’s 2006 financial review.
Additional information relating to Cameco’s audit committee, as required to be disclosed under the CSA’s National Instrument 52-110, including the audit committee charter, committee composition, and relevant education and experience of members, can be found in the corporation’s annual information form for the year ended December 31, 2006 under Audit Committee, which may be obtained at Cameco’s website at www.cameco.com and from the SEDAR website at www.sedar.com.
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Any shareholder of record or any other person or company who wishes to receive a copy of the corporation’s current annual information form, management’s discussion and analysis, audited financial statements for the year ended December 31, 2006, or a copy of any subsequent quarterly report, may obtain a copy of each by accessing them at Cameco’s website at www.cameco.com or writing to: Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Attention: Gary M.S. Chad.
Board Approval
The Board has approved the contents and distribution of this circular and a copy of this circular has been sent to the auditor of the corporation, each Director and each shareholder from whom a proxy is being solicited.
“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President,
Governance, Legal and Regulatory Affairs,
and Corporate Secretary
April 9, 2007
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SCHEDULE A
INTERPRETATION
For the purposes of this circular:
a person is an “associate” of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;

(viii)	if a resident associated with a non-resident submits to the Board of Directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one hundredths of 1% of the votes that may be cast to elect Directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
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(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.
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